The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 19, 2006

PROSPECTUS SUPPLEMENT	Registration No. 333-121172

(To prospectus dated December 23, 2004)	Filed Pursuant to Rule 424(b)(5)

MERCER INTERNATIONAL INC.
9,000,000 Shares of Common Stock
      We are offering 9,000,000 shares of our common stock pursuant to this prospectus supplement to our prospectus dated December 23, 2004. Our shares of common stock are quoted on the Nasdaq National Market under the symbol “MERC” and listed on the Toronto Stock Exchange under the symbol “MRI.U”. The last reported sale price of our shares of common stock on the Nasdaq National Market, our primary trading market, on May 18, 2006 was $9.16 per share.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Mercer	$	$
      We have granted an option for the underwriters to purchase up to an additional 1,350,000 shares of common stock to cover over-allotments, if any. This option may be exercised on or before the 30th day after the date of this prospectus supplement.
      Delivery of the shares of common stock will be made on or about                     , 2006.
      Investing in our shares of common stock involves a number of risks, including risks that are described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement and page 7 of the accompanying prospectus.
      Neither the Securities and Exchange Commission, referred to as the “SEC”, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Raymond James	RBC Capital Markets
UBS Investment Bank
The date of this prospectus supplement is                    , 2006.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and any free writing prospectus that we may prepare in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document is in two parts. The first part is a prospectus supplement, which describes the specific terms of this offering and other matters relating to us and our financial condition. The second part is the accompanying prospectus, dated December 23, 2004, which gives more general information about securities we may offer from time to time, some of which may not apply to the shares we are currently offering. If the description of this offering or the operations presented varies between this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein and any such free writing prospectus, you should rely on the information in this prospectus supplement or any subsequently filed documents which are incorporated by reference and any such free writing prospectus. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information contained in any document incorporated by reference and any such free writing prospectus, is accurate as of the date of each such document only, unless the information specifically indicates that another date applies. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus and any such free writing prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information” in this prospectus supplement.
      The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus, and the offering of the shares, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement, the accompanying prospectus and any free writing prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are included or incorporated by reference into this prospectus supplement and the accompanying prospectus, contain “forward-looking statements”. They can be identified by words such as “estimates”, “projects”, “scheduled”, “anticipates”, “expects”, “intends”, “plans”, “will”, “should”, “believes”, “goal”, “seek”, “strategy” or their negatives or other comparable words. These statements are subject to a number of risks and uncertainties including the risks and uncertainties outlined under “Risk Factors”, many of which are beyond our control. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding:

•	development of our business;

•	demand and prices for our products; and

•	future capital expenditures.
      We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus supplement are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

•	our level of indebtedness;

•	the cyclical nature of our business;

•	our ability to fully implement our business plan with relation to the development and expansion of our operations as planned;

•	our ability to manage our capital expenditures and maintenance costs;

•	our ability to efficiently and effectively manage our growth;

•	our exposure to interest rate and currency exchange rate fluctuations;

•	our use of interest rate and currency derivatives;

•	fluctuations in the price and supply of our raw materials;

•	our ability to respond to increasing competition;

•	environmental legislation and environmental risks associated with conditions at our facilities;

•	fluctuations in sales of emission allowances;

•	potential tax liability associated with the conversion;

•	our ability to negotiate acceptable agreements with our employees;

•	our dependence upon German federal and state grants and guarantees;

•	our dependence upon key personnel;

•	potential disruptions to our production and delivery;

•	if we do not sell and determine to close a non-core asset, we may face closure costs;

•	our insurance coverage; and

•	other regulatory, legislative and judicial developments,
any of which could cause actual results to vary materially from anticipated results.
      We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed under “Risk Factors” in this prospectus supplement and the accompanying prospectus.

i

MARKET AND INDUSTRY DATA
      In this prospectus supplement, we rely on and refer to information and statistics regarding our market share and the markets in which we compete. We have obtained some of this market share information and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although we believe this information is reliable, neither we nor the underwriters have independently verified or can guarantee the accuracy or completeness of that information.
EXCHANGE RATES
      As of January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro, as a significant majority of our business transactions are originally denominated in Euros. Accordingly, our financial statements in this prospectus supplement are stated in Euros. We translate non-Euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.
      The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the “Noon Buying Rate”, for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(€/$)
End of period	0.7938	0.7942	0.8445	0.7711	0.8238
High for period	0.9652	0.8473	0.8571	0.7829	0.8432
Low for period	0.7938	0.7339	0.7421	0.7421	0.8139
Average for period	0.8838	0.8040	0.8033	0.7630	0.8312

	(C$/$)
End of period	1.2923	1.2034	1.1659	1.2096	1.1671
High for period	1.2923	1.1775	1.1507	1.1987	1.1322
Low for period	1.5751	1.3970	1.2704	1.2566	1.1726
Average for period	1.3916	1.3017	1.2116	1.2270	1.1547
      On May 18, 2006, the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was € 0.7816 per U.S. dollar and C$1.1209 per U.S. dollar.
      In addition, certain financial information relating to our subsidiary, Zellstoff Celgar Limited, included in this prospectus supplement is stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rates as provided by the Bank of Canada, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily noon rates) and the range of high and low exchange rates for these periods:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(C$/€)
End of period	1.6280	1.6292	1.3805	1.5689	1.4169
High for period	1.4967	1.5431	1.3576	1.5671	1.3523
Low for period	1.6643	1.6915	1.6400	1.6400	1.4189
Average for period	1.5826	1.6169	1.5095	1.6077	1.3886
      On May 18, 2006, the noon rate for the conversion of Canadian dollars to Euros was C$1.4346 per Euro.

ii

      In this prospectus supplement, please note the following:

•	unless the context otherwise requires, references to “we”, “our”, “us”, the “Company” or “Mercer” mean Mercer International Inc. and its consolidated subsidiaries and references to “Mercer Inc.” mean the Company excluding its subsidiaries;

•	information is provided as of March 31, 2006 , unless otherwise stated;

•	“€ ” refers to Euros, the lawful currency adopted by most members of the European Union, unless otherwise stated; “$” refers to U.S. dollars; and “C$” refers to Canadian dollars; and

•	except as otherwise indicated, all information in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

iii

PROSPECTUS SUPPLEMENT
SUMMARY
      This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus supplement. Because it is a summary, it is not complete and does not contain all the information you will need to make your investment decision. You should read this entire prospectus supplement as well as the information incorporated by reference into this prospectus supplement carefully, including the section entitled “Risk Factors”, before deciding to invest.
Our Company
      We operate in the pulp and paper business. We are one of the largest producers of market northern bleached softwood kraft, or “NBSK”, pulp in the world. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. Our operations are currently located primarily in eastern Germany and western Canada. We currently employ approximately 1,255 people at our German operations, approximately 400 people are employed at our Celgar mill in Castlegar, British Columbia and 12 people at our office in Vancouver, British Columbia, Canada. We operate three NBSK pulp mills with a consolidated annual production capacity of approximately 1.3 million air dried metric tones (“ADMTs”):

•	Rosenthal mill. Our wholly-owned subsidiary, Rosenthal, owns and operates a modern, efficient ISO 9002 certified NBSK pulp mill that has an annual production capacity of approximately 310,000 ADMTs. Located near the town of Blankenstein, Germany, the Rosenthal mill is currently one of only two producers of market NBSK pulp in Germany, the other being our Stendal mill.

•	Stendal mill. Our 63.6% owned subsidiary, Stendal, completed construction of a new, state-of-the-art, single-line NBSK pulp mill in September 2004, which was initially designed to have an annual production capacity of approximately 552,000 ADMTs. Once operating at capacity, we believe the Stendal mill will be one of the largest NBSK pulp mills in Europe. The aggregate cost of the Stendal mill was approximately €1.0 billion. The Stendal project was financed through a combination of government grants totaling approximately € 274.5 million, low-cost, long-term project debt which is largely severally guaranteed by German federal and state governments, and equity contributions. The Stendal mill is situated near the town of Stendal, Germany, approximately 300 kilometers north of the Rosenthal mill.

•	Celgar mill. In February 2005, we acquired, through a wholly owned subsidiary, Zellstoff Celgar Limited, a modern, efficient ISO 9001 certified NBSK pulp mill that currently has an annual production capacity of approximately 430,000 ADMTs. The Celgar mill was rebuilt in the early 1990s through an C$850 million modernization and expansion project, which transformed it into a low-cost Canadian producer. The Celgar mill is located near the city of Castlegar, British Columbia, Canada, approximately 600 kilometers east of the port city of Vancouver, British Columbia.
      We also own and operate two paper mills located at Heidenau and Fährbrücke, Germany, which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 ADMTs.
The Pulp Industry

General
      Pulp is used in the production of paper, tissues and paper related products. Pulp is generally classified according to fiber type, the process used in its production and the degree to which it is bleached. Kraft pulp is produced through a sulphate chemical process in which lignin, the component of wood which binds individual fibers, is dissolved in a chemical reaction. Chemically treated pulp allows the wood’s fiber to retain its length and flexibility, resulting in stronger paper products. Kraft pulp can be bleached to increase its brightness. Kraft pulp is noted for its strength, brightness and absorption properties and is used to produce a variety of products, including lightweight publication grades of paper, tissues and paper related products.

      There are two primary species of wood used as fiber: softwood and hardwood. Softwood species generally have long, flexible fibers which add strength to paper while fibers from species of hardwood contain shorter fibers which lend bulk and opacity. Prices for softwood pulp are generally higher than for hardwood pulp. Most uses of market kraft pulp, including fine printing papers, coated and uncoated magazine papers and various tissue products, utilize a mix of softwood and hardwood grades to optimize production and product qualities. In recent years, production of hardwood pulp, based on fast growing plantation fiber primarily from Asia and South America, has increased much more rapidly than that of softwood grades that have longer growth cycles. As a result of the growth in supply and lower costs, kraft pulp customers in recent years have substituted some of the pulp content in their products with hardwood pulp. The increased proportionate usage of hardwood pulp has been counteracted by the requirement for strength characteristics in finished goods and paper. Tissue makers’ focus on higher machine speeds and lower basis weights for publishing papers also requires the strength characteristics of softwood pulp. We believe that the ability of kraft pulp users to further substitute hardwood for softwood pulp is limited by such requirements.
      Kraft pulp can be made in different grades, with varying technical specifications, for different end uses. High quality kraft pulp is valued for its reinforcing role in mechanical printing papers, while other grades of kraft pulp are used to produce lower priced grades of paper, including tissues and paper related products.
      NBSK pulp, which is a bleached kraft pulp manufactured using species of northern softwood, is considered a premium grade because of its strength. It generally obtains the highest price relative to other kraft pulps including northern bleached hardwood kraft, or “NBHK”, pulp. Southern bleached softwood kraft pulp is kraft pulp manufactured using southern softwood species and does not possess the strength found in NBSK pulp. NBSK pulp is the sole product of the Rosenthal, Stendal and Celgar mills.

Pulp Markets
      Producers ranging from small independent manufacturers to large integrated companies produce pulp worldwide. In 2005, approximately 130 million ADMTs of kraft pulp production capacity were converted into printing and writing papers, tissues, cartonboards and other white grades of paper and paperboard around the world. Approximately 65% of this pulp was produced for internal purposes by integrated paper and paperboard manufacturers, and approximately 35% was produced for sale on the open market.
      Although demand is cyclical, worldwide demand for total market kraft pulp has grown at an average rate of approximately 3.6% annually over the last ten years. Western Europe accounts for approximately 38% of global market kraft pulp demand with a growth rate of approximately 2.6% annually over the past ten years. Within Europe, Germany, with its large economy and sizable paper industry, has been the largest kraft pulp market historically relying largely on imports from North America and Scandinavia. Demand for market kraft pulp in Asia (excluding Japan) has been growing at approximately 10% annually over the past ten years and currently accounts for approximately 30% of global demand. This demand growth has been driven by increasing per capita consumption combined with the mandated closure of numerous small, often non-wood based, pulp facilities in China. Canada is the largest exporter to this region.

      The growth rate and demand for NBSK pulp is similar to the growth and demand for total kraft pulp generally. Western Europe is the largest NBSK market accounting for 44% of global NBSK market pulp demand with an average annual growth rate of 2.2% annually over the past ten years. Asia (excluding Japan), the second largest NBSK market, accounts for 21% of global NBSK market pulp demand and has experienced the most rapid growth with an average annual growth rate of 12.2%, with China accounting for the majority of this growth. The United States is the third largest NBSK market, accounting for 21% of global NBSK market pulp demand and has experienced an annual average growth rate of 3.2% in the past ten years. The following chart illustrates the NBSK market pulp demand in these regions over the last ten years.
Worldwide NBSK Market Pulp Demand
*Compound Annual Growth Rate

Source: Pulp & Paper Products Council

      With respect to industry supply, development of an NBSK pulp mill requires a long lead-time and significant capital investment. Given current fiber supply constraints and high capital costs associated with developing new NBSK capacity or significantly expanding existing NBSK capacity, we believe NBSK capacity growth will be limited over the next several years. Additionally, we believe industry supply will be reduced due to recently announced closures and expected shutdowns of numerous North American kraft pulp mills, the majority of which produce NBSK market pulp. The following table indicates recently announced closures and expected shutdowns of North American market kraft pulp capacity (which may be subject to change, particularly in a rising pulp price market):
North American Market Kraft Pulp Closures

Company	Location	Date	Size	NBSK	NBHK

				(000’s ADMTs)
Pulp Mill Closures
Domtar	Lebel-sur-Quévillon, Quebec	4Q05	200	200
Western Forest Products	Squamish, British Columbia	1Q06	275	275
Georgia-Pacific	Old Town, Maine	1Q06	190		190
Bowater	Thunder Bay, Ontario	2Q06	210	105	105
Weyerhaeuser	Prince Albert, Saskatchewan	2Q06	130	130

			1,005	710	295
Announced Shutdowns
Fraser Papers	Berlin, New Hampshire	2Q06	130		130
Tembec	Smooth Rock Falls, Ontario	3Q06	200	200
West Fraser Timber	Hinton, Alberta	4Q06	70	70

			400	270	130

Total Market Kraft Pulp Closures			1,405	980	425

Source: Paperloop, company filings.

NBSK Pulp Pricing
      Global economic conditions, changes in production capacity, inventory levels, and currency exchange rates are the primary factors affecting NBSK pulp list prices. The average annual European list prices for NBSK pulp between 1990 and 2005 ranged from a low of approximately $444 per ADMT in 1993 to a high of approximately $875 per ADMT in 1995.
      List prices for NBSK pulp declined in 2005 primarily due to the strengthening of the U.S. dollar against the Euro and were approximately $600 per ADMT in Europe at the end of 2005. In the quarter ended March 31, 2006, average list prices for NBSK pulp in Europe increased to approximately $618 per ADMT and further increased to approximately $660 per ADMT by May 2006. List prices for NBSK pulp in China increased to approximately $570 per ADMT by May 2006 from approximately $500 at the end of 2005.
      Major pulp producers have also announced further NBSK list price increases for June 2006 to $690 per ADMT in Europe and approximately $600 per ADMT in China. However, there can be no assurance that such announced price increases will be implemented or, if implemented, that such price increase will remain at that same level or will not fall in ensuing months.

      The following chart illustrates the average monthly European NBSK list pulp prices since 1990:
Average Monthly European NBSK List Pulp Prices

Source: Pulp and Paper Week
Competitive Strengths
      Our competitive strengths include the following:

•	Modern Low Cost NBSK Pulp Mills. We operate three large, modern, low cost NBSK pulp mills. The significant capital investments at the Rosenthal mill have resulted in a facility which ranks in the lowest cost quartile for NBSK pulp delivered to Europe. We expect our overall cost structure to improve because the Stendal mill is designed to have even lower production costs than the Rosenthal mill. The Celgar mill is a low cost Canadian producer of NBSK pulp and we are in the process of implementing a capital improvement project for the Celgar mill that we believe will improve price realizations, increase production, improve reliability and lower production costs. The relative age and production capacity of our NBSK pulp mills provide us with certain manufacturing cost advantages over many of our competitors including lower maintenance capital expenditures.

•	High Quality NBSK Pulp Products. Our pulp mills produce high quality NBSK pulp which is a premium grade of kraft pulp. Our Rosenthal mill continues to increase the proportion of its sales of reinforcement NBSK pulp, which is used to produce stronger papers and generally obtains the highest price. The Stendal mill similarly produces a very high quality NBSK pulp product, although from a slightly different species mix, resulting in a complementary product more suitable for different end uses. The pulp produced at the Celgar mill has excellent product characteristics.

•	Close Proximity to Customers. We are the sole kraft pulp producer and the only producer of market pulp in Germany, which is the largest pulp import market in Europe. Due to the proximity of the Rosenthal and Stendal mills to most of our European customers and the new member countries of the European Union, we benefit from lower transportation costs relative to our major competitors. As the Celgar mill is located in western Canada, it is well situated to serve Asian and North American customers. We believe our ability to deliver pulp on a timely basis enhances customer satisfaction and has made us a preferred supplier for many customers.

•	Stable and Abundant Fiber Supply. There is a significant amount of high-quality fiber within a close radius of each of our pulp mills. This fiber supply, combined with our purchasing power, provides us with an ability to enter into contracts which have relatively stable prices and volumes.

Corporate Strategy
      Our corporate strategy is to create shareholder value by focusing on the expansion of our asset and earnings base through organic growth and acquisitions primarily in Europe and North America. We pursue organic growth through active management and targeted capital expenditures designed to produce a high return by increasing production, reducing costs and improving quality. We seek to acquire interests in companies and assets in the pulp and paper industry and related businesses where we can leverage our experience and expertise in adding value through a focused management approach. Key features of our strategy include:

•	Focusing on NBSK Market Pulp. We focus on NBSK market pulp because it is a premium grade kraft pulp known for its strength and generally obtains the highest price relative to other kraft pulps. Although demand is cyclical, worldwide demand for NBSK market pulp has grown at an average of approximately 3.1% per annum over the last ten years with higher growth rates in certain markets such as eastern Europe and Asia. We do not believe there are any significant new NBSK pulp production capacity increases coming online in the next several years due in part to fiber supply constraints and high capital costs.

•	Operating Modern, World-Class NBSK Pulp Production Facilities. In order to keep our cash operating costs as low as possible, with a goal of operating profitably in all market conditions, we plan to operate large, modern NBSK pulp production facilities. We believe such production facilities provide the best platform to be an efficient, low cost producer of high quality NBSK pulp without the need for significant sustaining capital. We believe that this, coupled with announced and predicted potential pulp mill closures, assists us in becoming a preferred supplier to customers seeking a reliable, stable, long-term provider of high quality NBSK pulp.

•	Improving Efficiency and Reducing Operating Costs. We focus on increasing the productivity and operating efficiency of our production facilities through cost reduction initiatives, including targeted capital investments. We seek to make high return capital investments that increase the production and operating efficiency at our production facilities, reduce costs and improve product quality. We also seek to reduce operating costs by better managing certain operating activities at our facilities such as fiber procurement, sales and marketing activities, and we intend to further coordinate these activities at our pulp facilities to realize on potential synergies among them. In particular, we are implementing a number of initiatives to realize upon opportunities to reduce the operating costs, increase production and improve the financial results of the Celgar mill.

•	Enhancing Customer Relationships. We focus on continually improving our marketing and distribution capabilities to enhance our customer relationships and capitalize on our geographic diversification. We seek to differentiate ourselves from our competitors by consistently delivering high quality products to our customers on a global basis. We are coordinating the marketing and distribution activities at our pulp mills to better service our customers.

Sales, Marketing and Distribution
      The distribution of Mercer’s pulp and paper sales volume and revenues by product class and geographic area are set out in the following table for the periods indicated:

				Three Months Ended
	Year Ended December 31,(1)			March 31,(1)

	2003	2004	2005	2005	2006

			(ADMTs)
Sales Volume by Product Class
Pulp sales volumes by mill:
Rosenthal	303,655	307,933	318,171	78,804	76,226
Celgar	—	—	344,382	18,347	110,361
Stendal	—	113,783	438,751	102,073	140,514

Total pulp sales volume(2)	303,655	421,716	1,101,304	199,224	327,101

Paper sales volume	62,018	62,282	66,379	16,638	16,602

Total sales volume(2)	365,673	483,998	1,167,683	215,862	343,703

Revenues by Product Class	(in thousands)
Pulp revenues by mill:
Rosenthal	€126,594	€137,287	€134,257	€33,389	€33,727
Celgar	—	—	139,213	7,616	46,297
Stendal	—	41,225	174,183	40,528	59,781

Total pulp sales revenues(2)	126,594	178,512	447,653	81,533	139,805

Paper revenues	55,862	54,591	61,408	15,366	17,238

Total pulp and paper sales revenues(2)	182,456	233,103	509,061	96,899	157,043

Third party transportation revenues	3,252	4,109	4,847	994	2,021

Total sales revenues(2)	€185,708	€237,212	€513,908	€97,893	€159,064

Revenues by Geographic Area
Germany	€80,306	€88,119	€124,682	€25,220	€42,885
Italy	46,609	54,832	73,979	20,983	16,798
Other European Union countries(3)	29,936	64,846	108,283	26,999	32,965
China	353	8,500	82,938	10,550	36,456
Other Asia	91	4,787	57,709	5,357	13,850
North America	124	59	37,644	3,331	9,123
Other countries	25,037	11,960	23,826	4,459	4,966

Total(2)	€182,456	€233,103	€509,061	€96,899	€157,043

(1)	We completed construction of and started up our Stendal mill in the third quarter of 2004 and are in the process of ramping up production at the mill. As a result, the data for 2004 includes results from the Stendal mill from the time of its start up in mid-September 2004. The data presented also includes results from the Celgar mill from the time we acquired the mill in February 2005.

(2)	Excluding intercompany sales volumes of 5,527, 6,756 and 14,289 ADMTs of pulp and intercompany net sales revenues of approximately €2.3 million, €2.8 million and €6.3 million in 2003, 2004 and 2005, respectively, and intercompany sales volumes of 3,489 and 4,986 ADMTs of pulp and intercompany net sales revenues of approximately €1.6 million and € 2.4 million in the three months ended March 31, 2005 and 2006, respectively.

(3)	Not including Germany or Italy; includes new entrant countries to the European Union from their time of admission.

     The following chart illustrates the geographic distribution of our revenues for the year ended December 31, 2005:
2005 Revenue by Geographic Area
Government Financing

Grants
      Our capital investment programs in Germany have been partially financed through government grants made available by German federal and state governments. Under legislation adopted by the federal and certain state governments of Germany, government grants are provided to qualifying businesses operating in eastern Germany to finance capital investments. The grants are made to encourage investment and job creation. Pursuant to the current terms of these grants, federal and state governments will provide funding for up to 35% of the cost of qualified investments.
      The following table sets out for the year ended December 31, 2005 the effect of these government grants on the recorded value of such assets in our consolidated balance sheet:

As at
December 31,
2005

(in thousands)
Properties, net (as shown on consolidated balance sheets)	€1,024,662
Add back: government grants less grant amortization, deducted from properties	327,723

Properties, net amount including government grants less grant amortization	€1,352,385

      Such government grants are not reported in our income. These grants reduce the cost basis of the assets purchased when the grants are received. We believe that this information is helpful as it provides us and investors with information on the actual cost base of our assets and provides for a comparison of our balance sheet with those of our competitors who do not benefit from such grants.

Loan Guarantees
      Loan guarantees are available from German federal and state governments for up to an aggregate of 80% of the borrowed amount for qualifying capital investments made in certain parts of Germany. The federal and state governments are each severally committed to a portion of the guaranteed amount. These guarantees are provided by German federal and state governments to assist any qualifying businesses with financing capital investments. The guarantees permit qualifying businesses to obtain term loans for such capital investments on terms and at interest rates that are more favorable than available in the general market. In addition, subsidized interest rate loans are available from public financial institutions in Germany, which provide loans at below market interest rates for qualified investments.

      As at March 31, 2006, the Stendal Loan Facility, which benefits from these loan guarantees, had approximately € 645 million drawn. Most of the interest costs under the Stendal Loan Facility are fixed at a rate of 5.28%, plus margin.
Recent Developments

The conversion to a corporation
      At a special meeting of shareholders held on February 17, 2006, our shareholders approved the conversion of Mercer Inc. from a business trust organized under the laws of the State of Washington to a Washington corporation, referred to as the “Conversion”. The Conversion was completed effective March 1, 2006. The Conversion effected a change in our legal form, but did not result in any change in our business, management, fiscal year, accounting practices, assets or liabilities (except to the extent of legal and other costs of effecting the Conversion and maintaining ongoing corporate status) or location of the principal executive offices and facilities following consummation of the Conversion. We continue to operate under the name “Mercer International Inc.”, are engaged in the same business that we were engaged in prior thereto and our shares of common stock continue to be quoted and listed for trading on the Nasdaq National Market and the Toronto Stock Exchange, respectively.
      As a result of the Conversion, the shareholders of the business trust became shareholders of Mercer Inc., the Washington corporation, and own exactly the same number of our shares of common stock immediately after the Conversion as the number of shares of the business trust they owned immediately before the Conversion. Each outstanding certificate representing shares in the business trust now represents the same number of our shares of common stock. New share certificates will be issued if and as certificates are presented for exchange or transfer.
      The Conversion did not result in changes in our historical consolidated carrying amounts of assets, liabilities and shareholders’ equity. In addition, all outstanding and unexercised stock options, warrants or other rights to acquire shares of the business trust, whether pursuant to our outstanding convertible notes, stock option or incentive plans or otherwise, converted into options, warrants or rights to acquire the same number of our shares of common stock on the same terms and conditions and at the same exercise or conversion price applicable to any such options, warrants or rights outstanding prior to the consummation of the Conversion. The stock option, stock incentive and other employee benefit plans and indentures, and credit facilities of the business trust were also continued by us upon the terms and subject to the conditions in effect prior to the Conversion.
      At the effective time of the Conversion, the incumbent trustees and officers of the business trust became our directors and officers except that, as part of the Conversion, we eliminated the staggered board of the business trust and our directors now serve for one-year terms.
Corporate Information
      Mercer Inc. is a corporation incorporated under the laws of the State of Washington. Our operations are located primarily in Germany and western Canada. We maintain an office at Suite 2840, P.O. Box 11576, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8 and the telephone number is (604) 684-1099. We also maintain an office at 14900 Interurban Avenue South, Suite 282, Seattle, Washington, USA 98168, and the telephone number is (206) 674-4639.

The Offering

Issuer	Mercer International Inc.

Securities Offered	Shares of common stock, $1.00 par value.

Shares of common stock Outstanding Prior to this Offering	33,169,140

Shares of common stock Outstanding After this Offering	42,169,140

Trading	Our shares of common stock are quoted on the Nasdaq National Market under the symbol “MERC” and listed on the Toronto Stock Exchange under the symbol “MRI.U”.

Use of Proceeds	We estimate the net proceeds from our offering of our shares of common stock, after deducting fees and expenses, to be approximately $ million (approximately € million), or $ million (approximately € million) if the underwriters exercise their over-allotment option in full. The net proceeds from this offering will be used to increase our equity capital and liquidity. Such proceeds may be utilized to retire debt and for general corporate purposes, including working capital and incremental projects to improve the performance of our pulp mills that may arise from time to time. See “Use of Proceeds” for more information.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in the common shares offered under this prospectus supplement.

Summary of Selected Consolidated Financial Data
      The following table sets forth selected historical financial and operating data as at and for the periods indicated. Effective January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro. Accordingly, the following selected financial data for periods prior to the year ended December 31, 2002 has been restated in Euros and reclassified to conform with the current year’s presentation. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and related notes contained in our annual report on Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. We commenced construction of our Stendal mill in August 2002 and it was completed in the third quarter of 2004. The following selected financial data for 2004 includes the operating results of the Stendal mill from its start up in September 2004 and also includes selected financial data that reflects the results of operations and financial condition of the Celgar mill from the time of its acquisition in February 2005.

							Three Months Ended
	Year Ended December 31,						March 31,

	2001(1)	2002(1)	2003	2004		2005	2005	2006

	(in thousands, other than per share and ADMT amounts)
Statement of Operations Data
Revenues	€216,447	€239,132	€185,708	€237,212		€513,908	€97,893	€159,064
Cost of sales	€184,679	€213,463	€171,192	€221,595		€484,425	€90,989	€144,339
Gross profit	€31,768	€25,669	€14,516	€15,617		€29,483	€6,904	€14,725
Income (loss) from operations	€13,332	€(1,145)	€(4,541)	€(17,972)		€16,344	€(894)	€11,505
Unrealized gains (losses) on derivative financial instruments	€—	€(32,411)	€(13,153)	€(32,331)		€(69,308)	€(3,564)	€44,377
Realized gains (losses) on derivative financial instruments	€(2,504)	€25,732	€29,321	€44,467		€(2,455)	€(295)	€(3,562)
Interest expense(2)	€16,170	€13,753	€11,523	€23,749		€86,860	€19,263	€22,925
Net income (loss)	€(2,823)	€(6,322)	€(3,593)	€19,980		€(117,146)	€(19,667)	€16,588
Net income (loss) per share,
Basic	€(0.17)	€(0.38)	€(0.21)	€1.15		€(3.75)	€(0.77)	€0.50
Diluted	€(0.17)	€(0.38)	€(0.21)	€0.89		€(3.75)	€(0.77)	€0.41
Weighted average shares outstanding (in thousands),
Basic	16,875	16,775	16,941	17,426		31,218	25,444	33,169
Diluted	16,875	16,775	16,941	28,525		31,218	25,444	44,069
Balance Sheet Data
Current assets	€93,212	€96,217	€128,401	€207,409		€251,522	€335,386	€241,606
Current liabilities	€77,668	€89,889	€177,348	€229,068		€140,327	€252,784	€185,023
Working capital	€15,544	€6,328	€(48,947)	€(21,659	) (3)	€111,195 (3)	€82,602	€56,583
Total assets(4)	€429,593	€599,750	€935,905	€1,255,649		€1,393,816	€1,531,440	€1,396,958
Long-term liabilities	€220,312	€384,892	€625,702	€863,840		€1,104,746	€1,038,450	€1,049,451
Shareholders’ equity	€131,613	€124,969	€132,855	€162,741		€148,743	€240,206	€162,484
Other Data
Pulp Operations(5):
Pulp sales	€146,245	€130,173	€129,282	€182,476		€452,437	€82,510	€141,668
Sales volume (ADMTs)	285,654	293,607	303,655	421,716		1,101,304	199,224	327,101
Productivity (ADMTs produced per day)	876	887	898	1,006		3,656	3,606	3,695
Income (loss) from operations	€18,610	€1,838	€(1,460)	€(5,054)		€23,862	€1,283	€12,168
Depreciation	€21,422	€21,567	€21,881	€26,773		€50,906	€10,772	€13,610
Average price realized (per ADMT)	€512	€443	€417	€423		€407	€409	€425

(1)	We acquired the specialty paper mill in Landqart effective December 2001 and we reorganized our interest in Landqart at the end of 2002. Results from the Landqart mill are not included in our results for 2001, but are included for 2002. In 2003 and thereafter, our interest in the Landqart mill is not consolidated.

(2)	We capitalized most of the interest related to the Stendal mill prior to September 18, 2004.

(3)	We have applied for investment grants from the federal and state governments of Germany and had claim expenditures of approximately €7.0 million outstanding at December 31, 2005, which we expect to receive in 2006 and approximately € 65.9 million outstanding at December 31, 2004, all of which was received in 2005. However, in accordance with our accounting policies, we do not record these grants until they are received.

(4)	We do not report the effect of government grants relating to our assets in our income. These grants reduce the cost basis of the assets purchased when the grants are received. See “Business — Government Financing” included in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein.

(5)	Excluding intercompany sales.
Pro Forma Capitalization
      The following table sets forth the consolidated condensed cash, restricted cash and capitalization as at March 31, 2006 on an actual basis for Mercer and as adjusted to reflect the offering and the payment of estimated fees and expenses. We estimate, assuming a public offering price per share in this offering of $9.16, the closing price per share of our common stock on the Nasdaq National Market on May 18, 2006, that the net proceeds to us from the sale of 9,000,000 shares of common stock will be approximately $77,318,000, after deducting underwriting discounts and commissions and estimated offering expenses. This presentation does not reflect the repayment of any of Mercer’s debt which may occur post-offering. See “Use of Proceeds”. You should read this table in conjunction with the consolidated financial statements and related notes of Mercer filed with our annual report on Form 10-K for the year ended December 31, 2005 and with our quarterly report on Form 10-Q for the period ended March 31, 2006.

	As at March 31, 2006

	Actual	Pro Forma

	(in thousands)
Cash and cash equivalents	€80,350	€144,045

Restricted cash	6,298	6,298

Current debt:
Debt, current portion	74,338	74,338
Long-term debt:
Debt, less current portion	904,957	904,957

Total debt	979,295	979,295

Minority interest	—	—
Shareholders’ equity:
Preferred shares, $1 par value; 50,000,000 authorized and issuable in series; Series A, 2,000,000 authorized, none issued and outstanding	—	—
Shares of common stock, $1 par value; 200,000,000; 33,169,140 and 42,169,140 issued and outstanding on an actual and pro forma basis, respectively	181,586	245,281
Additional paid-in capital, stock options	50	50
Deficit	(31,382)	(31,382)
Accumulated other comprehensive income	12,230	12,230

Total shareholders’ equity	162,484	226,179

Total capitalization	€1,141,779	€1,205,474

RISK FACTORS
      You should carefully consider the risks described below and the other information in this prospectus supplement or incorporated by reference into this prospectus supplement before deciding whether to invest in the shares of common stock offered under this prospectus supplement. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
      Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The trading price of our common shares could decline due to any of these risks, and you may lose all or part of your investment.
      This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, set out under “Risks Related to our Company” in the accompanying prospectus and incorporated by reference into this prospectus supplement.
Risks Related to our Company

Our level of indebtedness could negatively impact our financial condition and results of operations.
      As at March 31, 2006, we had approximately €979.3 million of indebtedness outstanding, of which € 645.0 million is project debt of Stendal. In February 2005, we sold $310 million in principal amount of 9.25% senior notes due 2013 and repaid all of the net bank indebtedness of our Rosenthal mill. We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:

•	our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us or at all;

•	a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

•	a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and

•	our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.
      Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal mill, our ability to successfully integrate the Celgar mill into our operations and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that the Stendal mill will be successful, that the integration of the Celgar mill will meet our objectives, that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

Our business is highly cyclical in nature.
      The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings.

      Industry capacity can fluctuate as changing industry conditions can influence producers to idle production or permanently close machines or entire mills. In addition, to avoid substantial cash costs in idling or closing a mill, some producers will choose to operate at a loss, sometimes even a cash loss, which can prolong weak pricing environments due to oversupply. Oversupply of our products can also result from producers introducing new capacity in response to favorable pricing trends.
      Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity.
      During 2001 and 2002, pulp list prices fell significantly. Although pulp prices have improved overall since then, they will continue to fluctuate in the future. Further, we cannot predict the impact of economic weakness in certain world markets or the impact of war, terrorist activity or other events on our markets.
      Prices for our products are driven by many factors outside our control, and we have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond our control determine the prices for our products, the price for any one or more of these products may fall below our cash production costs, requiring us to either incur short-term losses on product sales or cease production at one or more of our manufacturing facilities. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly raw materials which represent a significant component of our operating costs and can fluctuate based upon factors beyond our control. If the prices of our products decline, or if raw materials increase, or both, demand for our products may decline and our sales and profitability could be materially adversely affected.
      Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulp logs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature and can vary significantly by location. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.

Our Stendal mill is subject to risks commonly associated with the ramp up of large greenfield industrial projects.
      The Stendal mill has been constructed near the town of Stendal, Germany. The aggregate cost of the mill is approximately € 1.0 billion. The performance of the Stendal mill has had a material impact on our financial condition and operating performance. The construction of the Stendal mill commenced in 2002 and was completed in the third quarter of 2004. We are currently ramping up production at the Stendal mill. Our ongoing ramp up of the Stendal mill is subject to risks commonly associated with the ramp up of large greenfield industrial projects which could result in the Stendal mill experiencing operating difficulties or delays and the Stendal mill may not achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

We may not be able to enhance the operating performance and financial results or lower the costs of the Celgar mill as planned.
      While we are implementing a number of initiatives to reduce operating costs, increase production and improve the financial results of the Celgar mill, we may not be able to achieve our planned operating improvements, cost reductions, capacity increases or improved price realizations in our expected time periods, if at all. In addition, some of the improvements that we hope to achieve depend upon capital expenditure projects that we are implementing at the Celgar mill. Such capital projects may not be completed in our expected time periods, if at all, may not achieve the results that we have estimated or may have a cost substantially in excess of our planned amounts.

Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.
      Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of directors may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any failure by us to efficiently and effectively manage our growth could adversely affect our business.
      Expansion of our business, including, particularly, the integration of the Celgar mill into our operations and the ramp up of the Stendal mill, may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially adversely affect our business and the price of our shares.

We are exposed to currency exchange rate and interest rate fluctuations.
      A large majority of our sales, other than those of the Celgar mill, in 2005 were in products quoted in U.S. dollars while most of our operating costs and expenses were incurred in Euros. In addition, all of the products sold by the Celgar mill are quoted in U.S. dollars and the costs of the Celgar mill are primarily incurred in Canadian dollars. Our results of operations and financial condition are reported in Euros. As a result, our revenues have been adversely affected by the significant decrease in the value of the U.S. dollar relative to the Euro and by a decrease in the value of the U.S. dollar relative to the Canadian dollar. Such shifts in currencies relative to the Euro and the Canadian dollar reduce our operating margins and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal mill financing facility, which had kept Stendal from benefiting from the general decline in interest rates over the last two years. These derivatives are marked to market at the end of each reporting period and all unrealized gains and losses are recognized in earnings for the relevant reporting periods.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.
      A significant amount of our sales revenue is based on pulp sales quoted in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros and, since the acquisition of the Celgar pulp mill, in Canadian dollars. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro. We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into currency swaps and a currency forward contract in connection with such facility. Rosenthal had also entered into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for 2005 included realized and unrealized losses of €68.3 million on currency derivatives and realized and unrealized net losses of € 3.5 million on the interest rate derivatives when they were marked to market. Further, in February 2005, we converted a large portion of our long-term indebtedness into U.S. dollars by issuing $310 million of senior notes to refinance all of Rosenthal’s bank indebtedness and to fund a portion of the purchase price for the acquisition of the Celgar mill. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow.
      Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.

Fluctuations in the price and supply of our raw materials could adversely affect our business.
      Wood chips and pulp logs comprise the fiber used by our three pulp mills. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers.
      We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts at our German operations. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase as the Stendal mill reaches its full production capacity and as we upgrade the Celgar mill, and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god, natural catastrophes, weather and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow. In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in highly competitive markets.
      We sell our products globally, with a large percentage sold in Europe, North America and Asia. The markets for our products are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. For both pulp and paper, many companies produce products that are largely standardized. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can.
      There can be no assurance that we will continue to be competitive in the future.

We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.
      Our operations are subject to numerous environmental laws as well as permits, guidelines and policies. These laws, permits, guidelines and policies govern, among other things:

•	unlawful discharges to land, air, water and sewers;
•	waste collection, storage, transportation and disposal;
•	hazardous waste;
•	dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;
•	the clean-up of unlawful discharges;
•	land use planning;
•	municipal zoning; and
•	employee health and safety.
      In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders, or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations. Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.
      We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non-compliance with environmental laws by prior owners. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.
      Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant capital expenditures. We may be unable to generate sufficient funds or access other sources of capital to fund unforeseen environmental liabilities or expenditures.

The market for our emission allowances is relatively new and volatile.
      Commencing in 2005, our German operations became subject to the European Union Emissions Trading Scheme pursuant to which our German mills were granted emission allowances. Emission allowances are granted based upon production volumes and the types of fuels consumed by the manufacturing facilities in Germany. Since then, we have benefited from the sale of emission allowances. Based upon agreements and commitments to date, we estimate that our overall proceeds from such sales in 2006 will be at or near the amount realized in 2005. However, the market for such sales is relatively new and volatile and often thinly traded and we cannot predict the amount of any sales we may have thereafter which could be below our 2005 and 2006 realizations.

We may incur significant taxes if the U.S. Internal Revenue Service and other non-U.S. taxing authorities do not agree with our tax treatment of the Conversion.
      Changes in tax laws, treaties or regulations or the interpretation or enforcement of these tax laws, treaties or regulations, could adversely affect the tax consequences of the Conversion on us, our subsidiaries and our shareholders. In addition, if the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects or interpretation of these laws, treaties and regulations, we could incur a material amount of U.S. federal income tax as a result of the Conversion.

We are subject to risks related to our employees.
      The majority of our employees are unionized. The collective agreement relating to employees at our paper mills in Germany has expired and we are currently negotiating a new agreement with them. The collective agreement relating to our pulp workers at the Rosenthal mill expires in the third quarter of 2007. In addition, we may enter into an initial collective agreement with our pulp workers at the Stendal mill in 2006. The collective agreement relating to our hourly workers at the Celgar mill expires in 2008. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements or other satisfactory arrangements with our employees upon the expiration of our collective agreements or in conjunction with the establishment of a new agreement or arrangement with our pulp workers at the Stendal mill and the paper mills. This could result in a strike or work stoppage by the affected workers. The registration or renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on German federal and state government grants and guarantees.
      We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments fail to honor or be prohibited from honoring legislative grants and guarantees at Stendal, or should we be required to repay any such legislative grants, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on key personnel.
      Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

•	sales and marketing;

•	reducing operating costs;

•	identifying capital projects which provide a high rate of return; and

•	prioritizing expenditures and maintaining employee relations.
      The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.

We may experience disruptions to our production and delivery.
      A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our results of operations. Any of our pulp or paper manufacturing facilities could cease operations unexpectedly due to a number of events, including:

•	maintenance outages;
•	prolonged power failures;
•	an equipment failure;
•	design error or operator error;
•	chemical spill or release;
•	explosion of a boiler;
•	disruptions in the transportation infrastructure, including roads, bridges, railway tracks and tunnels;
•	fires, floods, earthquakes, epidemics or other natural catastrophes; and
•	labour difficulties or other operational problems.
      Any such downtime or facility damage could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If any of our facilities were to incur significant downtime, our ability to meet our production capacity targets and satisfy customer requirements would be impaired and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may divest one or both of our paper mills.
      We do not consider our paper mills to be an integral part of our core long-term business of producing and selling kraft pulp. As such, we have periodically reviewed various strategic options for our paper mills including a sale or other form of divestiture. We are currently considering sales alternatives for our paper mills. In the event that such sales processes are not successful, we may determine to shut down the Fährbrücke paper mill, which is carried on our books at a nil value, but intend to continue to operate our Heidenau mill. In the event of a shut down of our Fährbrücke mill, we have currently estimated that our net cash closure costs related thereto, which would be incurred over a period of approximately 12 months, would be approximately € 5 million.

Our insurance coverage may not be adequate.
      We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.

Washington State law and our Articles of Incorporation may have anti-takeover effects which will make an acquisition of our Company by another company more difficult.
      We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19, which prohibits a Washington corporation, including our Company, from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales as well as certain transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an “acquiring person” is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation’s voting stock. We may in the future adopt certain measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures, including, without limitation, a shareholder rights plan, may be adopted without any further vote or action by the holders of our shares. These measures may have antitakeover effects, which may delay, defer or prevent a takeover attempt that a holder of our shares might consider in its best interest.

Risks Related to the Offering

We may need additional capital in the future, and financing may not be available.
      We believe that we have sufficient cash and cash equivalents, along with the net proceeds from the sale of 9,000,000 shares by us in this offering, any funds that we generate from operations and amounts available under our credit facilities, to meet operating expenses and planned capital expenditures through fiscal 2006 and into the foreseeable future. However, we cannot assure you that these resources will be sufficient. Our cash requirements will depend on numerous factors, including our rate of growth, the cost of raw materials, the timing and level of our accounts receivable collections and our ability to manage our business profitability.
      We may also raise additional funds through public or private debt or equity financings, and these financings would likely dilute our shareholders. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

Management will have broad discretion as to the use of the net proceeds from our sale of shares in this offering, and we may not use the net proceeds effectively.
      We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds we receive from our sale of shares in the offering and could use them for purposes other than those contemplated at the time of this offering. Our other shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. See “Use of Proceeds” at page S-21 for a description of our management’s intended use of the net proceeds we receive from this offering.

Our stock price is volatile, and you may not be able to resell your shares at or above the offering price.
      The market price of our common stock has been, and we expect will continue to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;
•	variations in our operating results and whether we have achieved key business targets;
•	changes in, or our failure to meet, earnings estimates;
•	changes in securities analysts’ buy/sell recommendations;
•	differences between our reported results and those expected by investors and securities analysts;
•	announcements of new contracts by us or our competitors;
•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and
•	general economic, political or stock market conditions.
      The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.

A significant number of our shares are eligible for future sale which could lower the market price for our shares.
      The sale of a large number of our common shares after the offering, or even the potential of those sales, would likely lower the market price of our shares. After the offering, we will have 42,169,140 common shares outstanding, substantially all of which are freely tradable, including approximately 4.2 million shares issued to the vendors of the Celgar mill, which shares are registered under a registration statement on Form S-3 filed on their behalf by us. Approximately 11.8 million shares may be issued upon the conversion of our outstanding convertible notes and upon the exercise of outstanding options at various times after the offering, which would have a dilutive effect on the holdings of our shareholders. We and each of our directors and senior officers who hold shares or options have or will have entered into lock-up agreements with the underwriters which prohibit us and each of these persons from selling our common shares or securities convertible into or exchangeable or exercisable for our common shares until 90 days after the date of the underwriting agreement relating to our offering of shares hereunder. See “Plan of Distribution — Lock-Up Agreements”.

We do not anticipate declaring any cash dividends on our common stock.
      We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.
USE OF PROCEEDS
      We estimate the net proceeds from our offering of our shares of common stock under this prospectus supplement to be approximately $77,318,000 assuming a public offering price of $9.16 per share, which is the last reported sale price on May 18, 2006 and assuming no exercise of the underwriters’ over-allotment option. A $1.00 increase (decrease) in the assumed public offering price of $9.16 per share would increase (decrease) the net proceeds to us from this offering by approximately $8,550,000, assuming the number of shares offered by us as set forth on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from such exercise will be approximately $89,065,700 assuming a public offering price of $9.16 per share as described above. If and to the extent the number of shares sold by us increases (decreases) from the number set forth on the cover page of this prospectus, our net proceeds will also increase (decrease) by the change in the number of shares sold multiplied by the public offering price less the underwriting discount per share.
      We currently believe that it is prudent to increase our equity capital and our liquidity. We may use the net proceeds from this offering for repayment of debt and for general corporate purposes, including working capital and incremental projects to improve the performance of our pulp mills that may arise from time to time. We have a number of opportunities for reducing leverage given the outstanding amounts on our revolving credit facility, our outstanding senior notes and our outstanding convertible notes. Our revolving credit facility currently incurs interest costs at a stipulated margin over LIBOR. Our senior notes have a fixed coupon of 9.25% and our convertible notes have a fixed coupon of 8.5%, although the effective yield at any point in time is a function of the market price of such instruments. Our senior notes and convertible notes are not presently callable but we may make open market purchases from time to time. Given the government backing of the Stendal Loan Facility and the favorable level of interest rates related thereto, we are unlikely to prepay any such debt.
      Our choice of debt repurchase or repayment, if any, will depend on prevailing effective levels of interest costs associated with such debt, penalties or other costs related to any such repurchase or repayment and any tax implications of such actions. Pending such uses, we intend to invest the net proceeds of this offering in direct and guaranteed interest-bearing obligations of the United States, investment-grade instruments or certificates of deposit.

PRICE RANGE OF SHARES OF COMMON STOCK
      Our shares of common stock are quoted for trading on the Nasdaq National Market under the symbol “MERC” and listed in U.S. dollars on the Toronto Stock Exchange under the symbol “MRI.U”. The following table sets forth the high and low reported sale prices of our shares on the Nasdaq National Market for each quarter in the two year period ended December 31, 2005 and for the quarter ended March 31, 2006:

Quarter Ended	High	Low

2004
March 31	$9.55	$6.31
June 30	9.78	7.40
September 30	10.10	8.16
December 31	11.35	8.29
2005
March 31	11.40	8.50
June 30	9.21	6.89
September 30	8.95	6.86
December 31	8.39	6.78
2006
March 31	9.45	7.46
      On May 18, 2006, the last reported sales price of the shares of common stock as reported by the Nasdaq National Market, our primary trading market, was $9.16.
DIVIDEND POLICY
      The declaration and payment of dividends is at the discretion of our board of directors. Our board of directors has not declared or paid any dividends on our shares in the past three years and does not anticipate declaring or paying dividends in the foreseeable future. Management anticipates that all of our earnings and other cash resources, if any, will be retained for the operation and expansion of our business and for general corporate purposes. In addition, the payment of any dividends is substantially limited by the indentures governing our outstanding notes.
DESCRIPTION OF CAPITAL STOCK
Shares of Common Stock
      Each share of common stock of Mercer Inc. entitles the holder to one vote at a meeting of its shareholders. Cumulative voting in the election of directors is not permitted. The shares of common stock of Mercer Inc. are entitled to dividends when, as and if declared by its board of directors from time to time. Upon the liquidation, dissolution or winding up of Mercer, the holders of the shares of common stock of Mercer Inc. are entitled to participate pro rata in any distribution of its assets (in cash or in kind or partly each) after the payment of all liabilities, subject to the rights of holders of preferred shares.
      Mercer Inc. is authorized to issue 200 million shares of common stock, $1.00 par value, of which 33,169,140 shares were issued and outstanding as at May 18, 2006.
Preferred Shares
      Mercer Inc. is authorized to issue 50 million shares of preferred stock, $1.00 par value, of which none are issued and outstanding. Mercer is authorized without further action by shareholders to issue preferred shares from time to time and to: (i) divide the preferred shares into one or more series; (ii) designate the number of shares of each series and the designation thereof; (iii) fix and determine the relative rights and preferences as between series including, but not limited to, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price and liquidation preferences (if and to the extent that any such rights are to be applicable to any such series); and (iv) amend the relative rights and preferences of any series that is wholly unissued.
      Mercer Inc. has authorized two million shares of Series A Junior Participating Preferred Shares, referred to as the “Series A Preferred Shares”, none of which are issued and outstanding following the lapse of our rights plan on December 31, 2005.
Series A Preferred Shares
      The Series A Preferred Shares are entitled to receive, subject to the rights of holders of preferred shares ranking prior and superior to the Series A Preferred Shares, quarterly dividends, when, as and if declared by the directors of Mercer Inc., in an amount equal to the greater of (i) $10 or (ii) 100 times the dividends declared on the shares of common stock of Mercer Inc. Mercer Inc. is required to declare a dividend on the Series A Preferred Shares immediately after it declares a dividend on its shares of common stock (other than a dividend payable in shares of common stock) and all dividends declared are cumulative but do not bear interest. In the event no dividends are declared for the shares of common stock, a quarterly dividend of $10 per share is nevertheless payable on the Series A Preferred Shares.
      In the event that dividends declared on the Series A Preferred Shares are in arrears for six quarterly periods, all holders of the preferred shares of Mercer with dividends in arrears for six quarterly periods, irrespective of the series, voting as a class, have the right to elect two directors at a meeting of its shareholders. However, the term of any director so elected terminates upon the payment of outstanding dividends. When dividends on the Series A Preferred Shares are in arrears: (i) Mercer Inc. cannot declare or pay dividends on, or make any other distribution on, or redeem or purchase, any shares ranking junior to the Series A Preferred Shares; (ii) declare or pay dividends on, or make any other distributions on, any shares ranking on parity with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears on a pro rata basis; (iii) redeem or purchase shares ranking on parity with the Series A Preferred Shares, except that Mercer Inc. may redeem or purchase such parity shares in exchange for shares ranking junior to the Series A Preferred Shares; or (iv) purchase any Series A Preferred Shares or shares ranking on parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the directors of Mercer Inc. determine in good faith will result in a fair and equitable treatment among the respective shares.
      Upon the liquidation, dissolution or winding up of Mercer Inc., no distribution may be made to holders of shares ranking junior to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares have received $100 per share plus an amount equal to accrued and unpaid dividends thereon, whether or not declared. Following such payment, holders of Series A Preferred Shares are not entitled to any additional distributions and holders of Series A Preferred Shares and holders of the shares of common stock of Mercer Inc. are entitled to receive a pro rata share of the remaining assets of Mercer Inc. to be distributed.
      In the event that Mercer Inc. enters into any consolidation, merger, combination or other transaction in which shares of common stock of Mercer Inc. are exchanged for securities, cash and/or other property, the Series A Preferred Shares shall at the same time be similarly exchanged in an amount per share equal to 100 times the aggregate amount of the securities, cash and/or other property into which each share of common stock of Mercer Inc. is exchanged.
      Series A Preferred Shares vote together as one class with the shares of common stock of Mercer Inc. Each Series A Preferred Share entitles the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of Mercer Inc.

Anti-takeover Provisions

Washington Law
      Mercer Inc. is subject to the provisions of the Washington Business Corporation Act, Chapter 23B.19 which prohibits a Washington corporation from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquired person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the acquired person. Subject to certain exceptions, an “acquired person” is a person who, together with affiliates and associates, owns 10% or more of the corporation’s voting stock.

Articles of Incorporation
      The board of directors of Mercer Inc. has the authority to issue up to 50,000,000 preferred shares, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of the shares of common stock of Mercer Inc. The rights of the holders of any preferred shares that may be issued in the future may adversely affect the rights of the holders of the shares of common stock of Mercer Inc. The issuance of the preferred stock, while providing Mercer Inc. with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Mercer Inc., thereby delaying, deferring or preventing a change in control of Mercer Inc. Furthermore, such preferred stock may have other rights, including economic rights senior to the shares of common stock of Mercer Inc. and, as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the shares of common stock of Mercer Inc. Mercer Inc. has no present plan to issue shares of preferred stock.

CAPITALIZATION
      The following table sets forth the consolidated condensed cash, restricted cash and capitalization as at March 31, 2006 on an actual basis for Mercer and as adjusted to reflect the offering and the payment of estimated fees and expenses. We estimate, assuming a public offering price per share in this offering of $9.16, the closing price per share of our common stock on the Nasdaq National Market on May 18, 2006, that the net proceeds to us from the sale of 9,000,000 shares of common stock will be approximately $77,318,000, after deducting underwriting discounts and commissions and estimated offering expenses. This presentation does not reflect the repayment of any of Mercer’s debt which may occur post-offering. See “Use of Proceeds”. You should read this table in conjunction with the consolidated financial statements and related notes of Mercer filed with our annual report on Form 10-K for the year ended December 31, 2005 and with our quarterly report on Form 10-Q for the period ended March 31, 2006.

	As at March 31, 2006

	Actual	Pro Forma

	(in thousands)
Cash and cash equivalents	€80,350	€144,045

Restricted cash	6,298	6,298

Current debt:
Debt, current portion	74,338	74,338
Long-term debt:
Debt, less current portion	904,957	904,957

Total debt	979,295	979,295

Minority interest	—	—
Shareholders’ equity:
Preferred shares, $1 par value; 50,000,000 authorized and issuable in series; Series A, 2,000,000 authorized, none issued and outstanding	—	—
Shares of common stock, $1 par value; 200,000,000 authorized; 33,169,140 and 42,169,140 issued and outstanding on an actual and pro forma basis, respectively	181,586	245,281
Additional paid-in capital, stock options	50	50
Deficit	(31,382)	(31,382)
Accumulated other comprehensive income	12,230	12,230

Total shareholders’ equity	162,484	226,179

Total capitalization	€1,141,779	€1,205,474

PLAN OF DISTRIBUTION
      Raymond James & Associates, Inc. and RBC Capital Markets Corporation (the “Lead Underwriters”) are acting as the lead managers of the offering and representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the table below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but other than the limited circumstances set forth in the underwriting agreement, is not responsible for the commitment of any other underwriter to purchase common shares.

Underwriters	Number of Common Shares

Raymond James & Associates, Inc.	4,050,000
RBC Capital Markets Corporation	3,600,000
UBS Securities LLC	1,350,000

Total	9,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase our shares of common stock are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriters are obligated to purchase all of the common shares (other than those covered by the over-allotment option described below) if they purchase any common shares.
Commissions and Expenses
      The Lead Underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $   per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $     per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.
      The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	No Exercise	Full Exercise

Per common share	$	$
Total	$	$
      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $1.0 million.
Over-Allotment Option
      We have granted to the Lead Underwriters an option to purchase up to an aggregate of 1,350,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price (less the underwriting discounts and commissions) shown on the cover page of this prospectus supplement. The Lead Underwriters may exercise this option in whole or in part(s) at any time until 30 days after the date of the underwriting agreement. To the extent the Lead Underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements
      We, each of our directors and senior officers have agreed that, without the prior written consent of the Lead Underwriters, we and each of these persons will not, directly or indirectly, offer, sell or dispose of any common shares or any securities which may be converted into or exchanged for any common shares for a period of 90 days from the date of the underwriting agreement relating to our offering of shares hereunder, subject to certain exceptions.
      The 90 day restricted period described above will be extended if:

•	during the last 17 days of the 90 day restricted period, we issue an earnings release or material news, or a material event relating to us occurs,

•	prior to the expiration of the 90 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90 day restricted period, in which case the restrictions described herein will continue to apply until the expiration of an 18 day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material events, as applicable.
Indemnification
      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and Canadian securities laws, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The Lead Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our shares of common stock, in accordance with Regulation M under the Exchange Act.
      Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of our shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.
      Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
      Syndicate covering transactions involve purchases of our shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.
      Penalty bids permit the Lead Underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      The prospectus supplement and the prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute such documents electronically. The Lead Underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.
Relationships
      The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.
      In September 2005, Raymond James Ltd., an affiliate of Raymond James & Associates, Inc. was engaged by us to provide strategic advisory services through December 2005, for which such affiliate received customary fees. In addition, Raymond James Ltd. provided brokage services to us in November 2005 for which they received customary fees. Raymond James Ltd. also holds approximately $2.0 million aggregate principal amount of our 9.25% senior notes.
      In connection with the $30 million working capital facility for the Celgar mill, Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, committed to 50% of the facility, for which it receives customary fees. Royal Bank of Canada also acts as the administrative agent for the lenders under this working capital facility. Royal Bank of Canada holds as principal 2,085,937 shares of our common stock that are subject to a registration statement initially filed by us on June 14, 2005. A further approximately 9,880 shares of our common stock is also held by Royal Bank of Canada and its affiliates. In aggregate, these shares represent approximately 6.3% of our currently outstanding shares. RBC Capital Markets Corporation also has a proprietary position of approximately $12,950,000 aggregate principal amount of our 8.5% convertible senior subordinated notes which are convertible into approximately 1,670,968 shares of our common stock, substantially all of which are offset by a short position in our common stock. As a result of the foregoing interests, prior to completion of this offering, Royal Bank of Canada and its affiliates beneficially own more than 10% of our outstanding shares of common stock. As RBC Capital Markets Corporation is an underwriter and its affiliates own more than 10% of our shares of common stock, it is deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720.
      Kenneth Shields, one of our directors and Deputy Chairman, is also a director of Raymond James Financial Inc., an affiliate of one of the underwriters of this offering and the chairman of its Canadian subsidiary. Mr. Shields did not participate in or vote upon any matters relating to the composition of our underwriting syndicate or any allocations therein.

NOTICE TO INVESTORS
      This prospectus supplement and the accompanying prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares in any jurisdiction which, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the accompanying prospectus and the offer and sale of the shares is restricted by law in certain jurisdictions. Persons into whose possession this prospectus supplement or any of the shares may come must inform themselves about, and observe, any such restrictions. This prospectus supplement may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or circumstances in which such offer or solicitation is not authorized or is unlawful. Neither the Company nor any underwriter is making any representation to any offeree or purchaser of the shares herein regarding the legality of the investment therein by such offeree or purchaser.
      Each underwriter has agreed that (1) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the shares, will not offer or sell any of the shares to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom and (3) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us.
      The underwriters have not offered or sold and will not offer or sell, directly or indirectly, the shares to the public in France, and have not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus supplement or any other offering material relating to the shares. Such offers, sales and distributions have been and shall only be made in France to (i) providers of investment services relating to portfolio management for the account of third parties, and/or (ii) qualified investors (investisseurs qualifiés), and/or (iii) a restricted group of investors (cercle restraint d’investisseurs), all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1 and D.411-2 of the French Code Monétaire et Financier.
      The shares may not, directly or indirectly, be offered, sold, publicly promoted or advertised in Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004, as amended, and any other laws applicable in Germany governing the issue, offering and sale of securities. The offer of the shares does not constitute a public offer of securities in Germany. This prospectus supplement has not been filed with, approved by, or notified to the German Federal Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus supplement may not be publicly distributed in Germany and may not be used in connection with any resale of the shares. The shares may not be resold in Germany by way of a public offer and will only be available in Germany to qualified investors as defined in Section 2 No. 6 of the German Securities Prospectus Act (Wertpapierprospektgesetz).
      The shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of the initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individuals or legal entities who are not Professional

Investors may not participate in the offering of the shares in the Netherlands, and this prospectus supplement or any other offering material relating to the shares may not be considered an offer or the prospect of an offer to sell or exchange the shares.
      The shares will not be offered, directly or indirectly, to the public in Switzerland. This prospectus supplement does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations, or a listing prospectus as that term is understood pursuant to Article 32 of the Listing Rules of the Swiss exchange. We have not applied for a listing of the shares being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.
      This prospectus supplement has not been and will not be lodged with the Australian Securities and Investments Commission. The offer is only made to those persons to whom disclosure is not required under Division 2 of Part 6D.2 or part 7.9 of the Corporations Act 2001 and does not purport to be an offer of shares for which disclosure is required. In addition, the Company is not a Registered Scheme as defined in the Corporations Act 2001. Resale of the shares in Australia within 12 months of the date of issue may require the seller to comply with the disclosure requirements of division 2 of part 6D.2 or part 7.9 of the Corporations Act 2001.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby and certain other legal matters in connection with the issuance and sale of the shares will be passed upon for the Company by Sangra Moller LLP, Vancouver, British Columbia and Heller Ehrman LLP, Seattle, Washington. Certain legal matters in connection with the issuance and sale of the shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.
EXPERTS
      The financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares we are offering under this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus supplement, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as any other material we file with the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Mercer International Inc. The SEC’s Internet site can be found at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement but prior to the termination of the offering of the securities covered by this prospectus supplement.
      The following documents filed with the SEC are incorporated by reference in this prospectus supplement:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006;

•	Our proxy statement on Schedule 14A filed with the SEC on April 28, 2006, excluding the sections entitled “Report of the Compensation Committee” and “Performance Graph”;

•	Our current report on Form 8-K filed with the SEC on March 2, 2006; and

•	The description of our common stock in the prospectus filed with the SEC on December 15, 2005 which forms part of the registration statement on Form S-4 (333-126683).
      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. Requests should be directed to Mercer International Inc., Suite 2840, 650 West Georgia Street, Vancouver, B.C. V6B 4N8, (604) 684-1099 Attention: Investor Relations.

PROSPECTUS

MERCER INTERNATIONAL INC. By this prospectus, we offer up to

$500,000,000 of debt securities, shares of beneficial interest and/or preferred stock

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. This means we may sell any of the securities listed above from time to time in one or more offerings. This prospectus provides you with a general description of the securities we may offer. We will provide specific terms of these securities in supplements to this prospectus. The supplement may also add, update or change information contained in this prospectus and this prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest. Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol “MERCS”.
      The aggregate of the offering prices of the securities covered by this prospectus will not exceed $500,000,000.
      The securities may be sold by us directly to investors, through agents or dealers designated from time to time or to or through underwriters. See “Plan of Distribution”. If any agents or underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in the applicable prospectus supplement.
      Investing in these securities involves a number of risks, including risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.
      Neither the Securities and Exchange Commission, referred to as the “SEC”, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 23, 2004.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the information incorporated by reference into this prospectus, contains “forward-looking statements”. They can be identified by words such as “estimates”, “projects”, “scheduled”, “anticipates”, “expects”, “intends”, “plans”, “will”, “should”, “believes”, “goal”, “seek”, strategy” or their negatives or other comparable words. These statements are subject to a number of risks and uncertainties including the risks and uncertainties outlined under “Risk Factors”, many of which are beyond our control. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding:

•	development of our business;

•	demand and prices for our products; and

•	future capital expenditures.
      We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

•	our level of indebtedness;

•	the cyclical nature of our business;

•	our ability to fully implement our business plan with relation to the development and expansion of our operations as planned, including with respect to the Stendal pulp mills;

•	our ability to manage our capital expenditures and maintenance costs;

•	our ability to efficiently and effectively manage our growth;

•	our exposure to interest rate and currency exchange rate fluctuations;

•	our use of derivatives;

•	fluctuations in the price and supply of our raw materials;

•	our ability to respond to increasing competition;

•	environmental legislation and environmental risks associated with conditions at our facilities;

•	our ability to negotiate acceptable agreements with our employees;

•	our dependence upon German federal and state grants and guarantees;

•	our dependence upon key personnel;

•	potential disruptions to our production and delivery;

•	difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002;

•	our insurance coverage; and

•	other regulatory, legislative and judicial developments,
any of which could cause actual results to vary materially from anticipated results.
      We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed below under “Risk Factors”.

MARKET AND INDUSTRY DATA
      In this prospectus, we rely on and refer to information and statistics regarding our market share and the markets in which we compete. We have obtained some of this market share and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Although we believe this information is reliable, we have not independently verified and cannot guarantee the accuracy and completeness of that information.
EXCHANGE RATES
      As of January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro, as a significant majority of our business transactions are originally denominated in Euros. Accordingly, our financial statements for the years ended December 31, 2002 and 2003 and the nine month periods ended September 30, 2003 and 2004 incorporated by reference in this prospectus are stated in Euros and our financial statements and other financial information for periods prior to the year ended December 31, 2002 incorporated by reference in this prospectus have been restated in Euros. We translate non-Euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.
      The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the “Noon Buying Rate”, for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

					Nine Months
					Ended
	Year Ended December 31,				September 30,

	2000	2001	2002	2003	2003	2004

	(€/$)
End of period	1.0646	1.1227	0.9536	0.7938	0.8584	0.8053
High for period	1.2087	1.1945	1.1638	0.9652	0.9652	0.8474
Low for period	0.9697	1.0487	0.9536	0.7938	0.8425	0.7780
Average for period	1.0901	1.1219	1.0660	0.8838	0.9001	0.8158

	(C$/$)
End of period	1.4995	1.5926	1.5800	1.2923	1.3506	1.2649
High for period	1.4349	1.4932	1.5108	1.2923	1.3348	1.2649
Low for period	1.5600	1.6023	1.6129	1.5751	1.5751	1.3970
Average for period	1.4870	1.5518	1.5704	1.3916	1.4267	1.3280
      On December 9, 2004 the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was € 0.7534 per U.S. dollar and C$1.2253 per U.S. dollar.

      In addition, the financial statements and certain financial information relating to Stone Venepal (Celgar) Pulp Inc. incorporated by reference in this prospectus are stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rates as provided by the Bank of Canada, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily noon rates) and the range of high and low exchange rates for these periods:

					Nine Months
					Ended
	Year Ended December 31,				September 30,

	2000	2001	2002	2003	2003	2004

	(C$/€)
End of period	1.4092	1.4185	1.6564	1.6280	1.5734	1.5700
High for period	1.2538	1.2640	1.3682	1.4967	1.4967	1.5563
Low for period	1.5047	1.4641	1.6564	1.6643	1.6643	1.6915
Average for period	1.3707	1.3868	1.4832	1.5826	1.5875	1.6281
      On December 9, 2004, the noon rate for the conversion of Canadian dollars to Euros was C$1.6257 per Euro.

      In this prospectus, please note the following:

•	references to “we”, “our”, “us”, “Mercer” or the “Company” mean Mercer International Inc. and its subsidiaries unless the context clearly suggests otherwise;

•	information is provided as of September 30, 2004, unless otherwise stated; and

•	“€ ” refers to Euros, the lawful currency adopted by most members of the European Union, unless otherwise stated; “$” refers to U.S. dollars; and “C$” refers to Canadian dollars.

MERCER INTERNATIONAL INC.
Our Company
      We manufacture and sell high quality northern bleached softwood kraft pulp. Northern bleached softwood kraft pulp, which is often referred to as “NBSK” pulp, is considered a premium grade of kraft pulp because of its strength and it generally obtains the highest price relative to other kraft pulps. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. When production at our recently completed Stendal mill reaches capacity, we believe that we will be one of the largest market pulp producers in Europe. On November 22, 2004, we agreed to acquire, referred to as the “Acquisition”, substantially all of the assets of Stone Venepal (Celgar) Pulp Inc., referred to as “Celgar”. Such assets are comprised primarily of a modern NBSK pulp mill with an annual production capacity of approximately 430,000 air dried metric tonnes, or “ADMTs”, which is located in British Columbia, Canada. The Acquisition is subject to various conditions, including certain regulatory approvals, the expiration or earlier termination of applicable statutory waiting periods under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, a determination that the Acquisition is of net benefit to Canada under the Investment Canada Act and financing satisfactory to us. After the Acquisition, we will be one of the largest market NBSK pulp producers in the world, with a consolidated annual production capacity of approximately 1.3 million ADMTs. With the Acquisition, the locations of our pulp mills will allow us to service many of our customers on a global basis. We also operate two paper facilities in Germany focused primarily on the production of value-added specialty papers.
      Our wholly owned subsidiary, Rosenthal, owns and operates a modern, efficient, ISO 9002 certified pulp mill in Germany, which produces high quality NBSK pulp. In late 1999, we completed a major capital project which converted the Rosenthal mill to the production of NBSK pulp from sulphite pulp and increased its annual production capacity from approximately 160,000 ADMTs to approximately 280,000 ADMTs, and subsequently to approximately 310,000 ADMTs. The aggregate cost of the project was approximately €361.0 million. The project was financed through a combination of a project loan supported by government guarantees, government grants totaling approximately €101.7 million and an equity investment made by us. We believe that it was the fastest start-up of a large-scale NBSK pulp facility to date. We believe that the Rosenthal mill is one of the lowest-cost producers of NBSK pulp globally with average cash production costs of € 300 per ADMT in the nine months ended September 30, 2004. As a result of significant local demand and favorable transportation economics, the majority of our NBSK pulp production at the Rosenthal mill is sold in Germany and other European markets.
      Our 63.6% owned subsidiary, Stendal, implemented a “greenfield” project in August 2002 to construct a new, state-of-the-art, single-line NBSK pulp mill in Germany with a designed annual production capacity of approximately 552,000 ADMTs. Once operating at capacity, we believe the Stendal mill will be one of the largest NBSK pulp mills in Europe. The Stendal mill was constructed under a €716.0 million fixed-price turn-key engineering, procurement and construction contract between Stendal and RWE Industrie-Lösungen GmbH. Construction of the Stendal mill was completed substantially on its planned schedule and budget in the third quarter of 2004. The aggregate cost of the Stendal project is approximately €1.0 billion. The Stendal project was financed through a combination of government grants totaling approximately € 274.5 million, low cost, long-term project debt which is largely severally guaranteed by the federal government of Germany and the state government of Sachsen-Anhalt, and equity contributions. The commissioning of the Stendal mill commenced in the third quarter of 2004 and production is scheduled to reach approximately 80% of rated capacity during the first year and to exceed 90% in the second year thereafter. The Stendal mill has been designed to produce pulp with cash production costs below those of the Rosenthal mill. We expect synergies arising from the operation of both the Stendal and the Rosenthal mills, which are located approximately 300 kilometers apart, in the areas of raw materials and supplies procurement, production engineering, sales, maintenance and marketing.
      In addition, we own and operate two paper mills located at Heidenau and Fährbrücke, Germany, which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 ADMTs.

RISK FACTORS
      You should carefully consider the risks described below and the other information in this prospectus or incorporated by reference into this prospectus before deciding whether to invest in the securities offered under this prospectus. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. You should also consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement before making any investment decision with relation to any specific security.
      Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The price of the securities offered under this prospectus could decline due to any of these risks, and you may lose all or part of your investment.
      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and incorporated by reference into this prospectus.
Risks Related to our Company

Our level of indebtedness could negatively impact our financial condition and results of operations.
      As of September 30, 2004, we had approximately €777.5 million of indebtedness outstanding, of which € 526.3 million is project debt of Stendal. We may also incur additional indebtedness in the future including in connection with the Acquisition and as provided herein. Our high debt levels may have important consequences for us, including, but not limited to the following:

•	our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us or at all;

•	a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;

•	a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and

•	our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.
      Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal mill and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that the Stendal mill will be successful or that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.

Our business is cyclical in nature.
      The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings. Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity. During 2001 and 2002, pulp list prices fell significantly. Although pulp prices have improved overall since then, we cannot predict the impact of continued economic weakness in certain world markets or the impact of war, terrorist activity or other events on our markets.

      Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulp logs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature and can vary significantly by location. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.

Our Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects.
      Stendal has recently completed construction of the Stendal mill near the town of Stendal, Germany. The aggregate cost of the mill is approximately €1.0 billion. The performance of the Stendal mill will have a material impact on our financial condition and operating performance. The implementation of the Stendal project commenced in 2002 and construction was completed in the third quarter of 2004. Under our current start-up plan, the Stendal mill is undergoing operational testing so that continuous production from the mill can commence. Our ongoing start-up of the Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects which could result in the Stendal mill experiencing operating difficulties or delays in the start-up period and the Stendal mill may not achieve our planned production, timing, quality or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.
      Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of trustees may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any failure by us to efficiently and effectively manage our growth could adversely affect our business.
      Expansion of our business, including, particularly, the integration of the Celgar mill into our operations upon completion of the Acquisition and the commencement of full operations at the Stendal mill, may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially adversely affect our business and the price of our shares of beneficial interest.

We are exposed to currency exchange rate and interest rate fluctuations.
      Approximately 72% of our sales in the nine months ended September 30, 2004 were in products quoted in U.S. dollars while most of our operating costs and expenses are incurred in Euros. Our results of operations and financial condition are reported in Euros. As a result, our revenues have been adversely affected by the significant decrease in the value of the U.S. dollar relative to the Euro. Such shifts in currencies relative to the Euro would reduce our operating margin and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal project financing facility, which had kept Stendal from benefiting from the general decline in interest rates in the latter part of 2002 and first half of 2003. These derivatives are marked to market at the end of such reporting period and all unrealized gains and losses are recognized in earnings for the relevant reporting periods.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.
      A significant amount of our sales revenue is based on pulp sales quoted in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro.
      We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into currency swaps and a currency forward contract in connection with such facility. Rosenthal also enters into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for 2003 and the nine months ended September 30, 2004 included realized and unrealized net gains of €28.5 million and unrealized net losses of €0.3 million, respectively, on the Rosenthal derivatives and realized and unrealized net losses of €12.3 million and unrealized net losses of € 0.8 million, respectively, on the Stendal derivatives when they were marked to market.
      If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow.
      Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.

Fluctuations in the price and supply of our raw materials could adversely affect our business.
      Wood chips and pulp logs comprise the fiber used by the Rosenthal and Stendal mills. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers.
      We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase as the Stendal mill approaches its full production capacity and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow.

      In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We operate in highly competitive markets.
      We sell our products primarily in Europe. The markets for our products are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. For both pulp and paper, many companies produce products that are largely standardized. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can. There can be no assurance that we will continue to be competitive in the future.

We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.
      Our operations are subject to numerous environmental laws as well as guidelines and policies. These laws, guidelines and policies govern, among other things:

•	unlawful discharges to land, air, water and sewers;

•	waste collection, storage, transportation and disposal;

•	hazardous waste;

•	dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;

•	the clean-up of unlawful discharges;

•	land use planning;

•	municipal zoning; and

•	employee health and safety.
      In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders, or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations.
      Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.
      We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non-compliance with environmental laws by prior owners. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.

We are subject to risks related to our employees.
      The majority of our employees are unionized. The collective agreement relating to employees at our paper mills in Germany expires in the third quarter of 2005. We expect to negotiate a new collective agreement with employees at our paper mills in Germany in the fourth quarter of 2005. The collective agreement relating to our pulp workers in Germany expires in the first quarter of 2005. We expect to negotiate a new collective agreement with our pulp workers in Germany in the first half of 2005. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements with our employees upon the expiration of the existing collective agreements. This could result in a strike or work stoppage by the affected workers. The renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on German federal and state government grants and guarantees.
      We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments fail to honor legislative grants and guarantees at Stendal, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on key personnel.
      Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:

•	sales and marketing;

•	reducing operating costs;

•	identifying capital projects which provide a high rate of return; and

•	prioritizing expenditures and maintaining employee relations.
      The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.

We may experience disruptions to our production and delivery.
      Major production disruptions over an extended period of time, such as disruptions caused by fire, earthquake or flood or other natural disasters, as well as disruptions due to equipment failure due to wear and tear, design error or operator error, among other things, could adversely affect our business, financial condition, results of operation and cash flow. Our operations also depend upon various forms of transportation to receive raw materials and to deliver our products. Any prolonged disruption in any of these transportation networks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002.
      We are spending a significant amount of management time and external resources to comply with changing laws, regulations and standards relating to financial reporting, internal controls and procedures and public disclosure, including under the Sarbanes-Oxley Act of 2002, or “SOX”, new SEC regulations, standards adopted by the Public Company Accounting Oversight Board and Nasdaq Stock Market rules. Specifically, Section 404 of SOX requires management’s annual review and evaluation of our internal controls over financial reporting and attestations of the effectiveness of these systems by our management and by our independent registered chartered accountants beginning in 2005.
      We have been undertaking a comprehensive effort since 2003 in preparation for compliance with Section 404 of SOX. We expect to validate any potential control deficiencies and to assess whether or not they rise to the level of significant deficiencies or material weaknesses. We believe that we are prepared to investigate any potential control deficiencies and to remediate them, where appropriate. We are working to complete all of our Section 404 efforts in a timely manner. Although we have made this project a top priority, there can be no assurance that all control deficiencies identified and validated will be remediated in a timely manner. We cannot assure you that our independent auditors will be able to audit or attest to our internal controls, or that any unresolved control deficiencies will not rise to the level of significant deficiencies or material weaknesses. The documentation, testing and review processes required by Section 404 of SOX are new, complex and may be subject to differing interpretations and applications. We do not have significant experience in complying with these requirements. Furthermore, as a result of the Stendal mill being completed, it has transformed from a project construction company to an operating company. We are also continuing to refine and implement consistent internal controls and procedures at Stendal to reflect such change and strengthen and integrate its business practices and internal controls. As a result, we may encounter problems or delays in completing these processes, including delays in remediating any deficiencies that may be identified or implementing any improvements that may be required.
      While we believe that we currently have adequate internal controls over financial reporting, in the event that our principal executive officer, principal financial officer or independent registered chartered accountants determine that our controls over financial reporting are not effective as required by Section 404, investor perceptions of us may be adversely affected and, among other things, this could cause a decline in the market price of our securities.

Our insurance coverage may not be adequate.
      We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.

Our declaration of trust, shareholder rights plan and Washington State law may have anti-takeover effects which will make an acquisition of our company by another company more difficult.
      Our board of trustees is divided into three classes of trustees with staggered terms. The existence of a classified board may render certain hostile takeovers more difficult and make it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of our shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of our board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of our board of trustees in a relatively short period of time.
      We have adopted a shareholder rights plan pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock or shares of beneficial interest upon the happening of certain events. These rights could generally discourage a merger or tender offer for our shares of beneficial interest that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest.
      Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of our shares of beneficial interest. These measures may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of our shares of beneficial interest might consider in its best interest.
      We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19, which prohibits a Washington corporation, including our Company, from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales as well as certain transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an “acquiring person” is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation’s voting stock. See “Description of Capital Stock — Anti-takeover Provisions”.

SECURITIES WE MAY OFFER
Types of Securities
      The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may be issued in one or more series;

•	preferred stock; and

•	shares of beneficial interest.
      The aggregate initial offering price of all securities sold will not exceed $500,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or dealers or directly to purchasers.
Prospectus Supplements
      This prospectus is part of a “shelf” registration statement that we filed with the SEC. By using a shelf registration statement, we may sell up to $500,000,000 offering price of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the debt securities, preferred stock and shares of beneficial interest we may offer. These summaries are not meant to be a complete description of each security. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. In that case, the prospectus supplement should be read as superseding this prospectus.
      In each prospectus supplement, which will be attached to the front of this prospectus, we will include the following information:

•	the type and amount of securities which we propose to sell;

•	the offering price of the securities;

•	the names of the underwriters, agents or dealers, if any, through or to which we sell the securities;

•	the compensation, if any, of those underwriters, agents or dealers;

•	if applicable, information about the securities exchanges or automated quotation systems on which the securities will be listed or traded;

•	material United States federal income tax considerations applicable to the securities, where necessary; and

•	any other material information about the offering and sale of the securities.
      For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is part, and to the documents filed with the SEC in connection with any particular offering of securities. You should also read both this prospectus and any prospectus supplement, together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference”.
      The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

USE OF PROCEEDS
      Except as may otherwise be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities that we may offer and sell from time to time by this prospectus:

•	for general corporate and working capital purposes;

•	repaying existing indebtedness;

•	acquiring companies in businesses related to ours including the Acquisition; and

•	as otherwise disclosed in any supplement to this prospectus.
      The prospectus supplement for a particular offering will provide a more detailed description of the use of net proceeds from such offering.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

										Nine Months
	Year Ended December 31,									Ended
										September 30,
	1999(1)		2000	2001		2002		2003		2004

Ratio of earnings to fixed charges (2)	—	(3)	3.11	0.83	(3)	—	(3)	0.32	(3)	—	(3)

(1)	In 1999, we effected the conversion of our Rosenthal mill from a sulphite to a kraft process, which resulted in production downtime from July to December of that year.

(2)	For purposes of computing the ratio of earnings to fixed charges, earnings consists of income before income taxes, minority interest, income (loss) from equity investee and fixed charges. Fixed charges consist of interest expense plus capitalized interest.

(3)	For the years ended December 31, 1999, 2001, 2002 and 2003, our deficiency of earnings to fixed charges was €44.0 million, €2.7 million, €20.7 million and €19.5 million, respectively. For the nine months ended September 30, 2004, our deficiency of earnings to fixed charges was € 43.2 million.
DESCRIPTION OF DEBT SECURITIES
      We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of the debt securities that we anticipate will be common to all series which we may offer and sell by this prospectus which description does not purport to be a complete description of such debt securities. Most of the financial and other terms of any series of debt securities that we offer and any differences from the common terms will be described in the prospectus supplement to be attached to the front of this prospectus. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities described in this prospectus.
      As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document referred to as an “indenture” will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. On December 10, 2004, we entered into an indenture with Wells Fargo Bank, N.A., which acts as trustee, relating to the debt securities that are offered by this prospectus. The indenture is subject to the Trust Indenture Act of 1939. The trustee has the following two main roles:

•	the trustee can enforce your rights against us if we default, however there are some limitations on the extent to which the trustee acts on your behalf, which are described later in this prospectus; and

•	the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

      As this section is a summary of the material terms of the debt securities being offered by this prospectus, it does not describe every aspect of the debt securities. We urge you to read the indenture, any supplemental indenture and any other documents we file with the SEC relating to the debt securities because the indenture, supplemental indenture and those other documents, and not this description, will define your rights as a holder of our debt securities. Accordingly, the following summary is qualified in its entirety by reference to the provisions of the indenture. We have filed the indenture as an exhibit to the registration statement that we have filed with the SEC, and we will file any such other document as an exhibit to an annual, quarterly or current report that we file with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” for information on how to obtain copies of the indenture and any such other document. References to the “indenture” mean the indenture that defines your rights as a holder of debt securities that we have filed as an exhibit to the registration statement relating to this offering or will file as an exhibit to an annual, quarterly or current report that we file with the SEC. Certain defined terms used in this section “Description of Debt Securities” and not otherwise defined have the meaning ascribed to them in the indenture filed with the registration statement referred to above.
General
      The debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we are authorized to issue from time to time.
      You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement and this description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series. Our board of trustees will establish the following terms before issuance of the series:

•	the designation of the debt securities being offered;

•	whether such debt securities are senior debt securities or subordinated debt securities;

•	the authorized denominations if other than $1,000 (or integrals of $1,000) for registered debt securities;

•	any limit on the aggregate principal amount of such debt securities;

•	the percentage of their principal amount at which such debt securities will be issued;

•	the maturity date or dates of such debt securities;

•	the annual interest rate or rates, if any, which may be fixed or variable; and the manner of calculating any variable interest rate;

•	the date or dates from which interest, if any, will accrue (or the method of determining such date or dates), and the interest payment dates and, in the case of registered securities, their associated record dates;

•	whether we may redeem such debt securities and, if so, the redemption period or periods; redemption price or prices, and other applicable terms of redemption;

•	the obligation, if any, of ours to redeem, purchase or repay such debt securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of the holder thereof and, if so, the redemption period or periods; redemption price or prices, and other applicable terms of redemption;

•	provisions for the defeasance of such debt securities;

•	the form in which we will issue debt securities (registered or bearer), any restrictions on the exchange of one form for another and on the offer, sale and delivery of debt securities in either form;

•	whether and under what circumstances we will pay additional amounts on debt securities in respect of specified taxes, assessments or other governmental charges withheld or deducted, and if so, whether we have the option to redeem the affected debt securities rather than pay such additional amounts;

•	the terms, if any, upon which such debt securities of the series may be convertible into other securities and the terms and conditions upon which such conversion shall be effected, including the initial conversion price and the date on which the right to convert expires;

•	any exchanges on which such debt securities will be listed;

•	limitations or restrictions, if any, on the incurrence of additional debt, liens or leaseback transactions and other applicable covenants;

•	whether such debt securities are to be issued in global form and, if so, the identity of the depositary for such global securities;

•	the place or places where the principal of, premium, if any, interest, if any, and certain additional amounts required in respect of taxes owed to holders of debt securities, if any, on such debt securities is payable;

•	if the amount of principal of and interest on such debt securities may be determined with reference to an index based on a currency other than that in which such debt securities are denominated, the manner of determining such amounts;

•	the portion of the principal amount (if other than the entire principal amount) of the debt securities payable upon declaration of acceleration of their maturity date;

•	the form and terms of any certificates, documents or conditions required, if any, for the issuance of debt securities in definitive form;

•	any trustees, depositories, authenticating or paying agents, transfer agents, registrars or any other agents with respect to such debt securities; and

•	any other terms of such debt securities.
      No service charge will be made for any transfer or exchange of the debt securities except to cover any tax or other governmental charge. The prospectus supplement for any debt securities issued above par or with an original issue discount will state any applicable material federal income tax consequences and other special considerations.
Absence of Restrictive Covenants
      We are not restricted by the indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on our property for any purpose, except as may be described in any supplemental indenture, in an applicable prospectus supplement and as determined by our board of trustees. The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. The indenture does not contain provisions which afford holders of the debt securities protection in the event of a highly leveraged transaction involving us.
Merger and Consolidation
      The indenture provides that we will not consolidate with or merge into any other corporation or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all our assets to any person or entity unless either we shall be the continuing corporation or:

•	the successor is an entity organized under the laws of the United States or any state in the United States, the District of Columbia, or under the laws of Canada or any province or territory in Canada;

•	the successor expressly assumes our obligations under such indenture and the debt securities issued thereunder;

•	immediately after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default under the indentures, shall have occurred and be continuing; and

•	certain other conditions are met.

      The indenture provides that, upon any consolidation, merger, sale or conveyance in accordance with the preceding paragraph and upon any such assumption by the successor entity, such successor entity shall be substituted for us with the same effect as if such successor entity had been named as us. Supplemental indentures in respect of any series of debt securities may have different or more restrictive limitations on such transactions.
Satisfaction and Discharge; Defeasance
      An indenture will cease to be in effect if at any time (1) we have delivered all relevant debt securities to the trustee for cancellation or (2) all debt securities not so delivered have become due and payable, will become due and payable within one year or are to be called for redemption within one year and we have deposited or caused to be deposited with the trustee an amount sufficient to pay all principal (and premium, if any), interest, if any, and additional amounts, if any, to the date of maturity or redemption, and, in each case, we have paid or caused to be paid all other sums payable with respect to such debt securities.
      If specified in the applicable prospectus supplement, we will, at our option, either be discharged from our obligations under the outstanding debt securities of a series or cease to be under any obligation to comply with any term, provision, condition or covenant specified applicable to such series upon satisfaction of the following conditions:

•	we have irrevocably deposited with the trustee in trust either money, or obligations issued or guaranteed by the United States of America sufficient to pay and discharge the entire indebtedness of all the outstanding debt securities of such series, or fulfilled such other terms and conditions specified in the applicable prospectus supplement;

•	we have paid or caused to be paid all other sums payable with respect to the outstanding debt securities of such series;

•	the trustee has received an officers’ certificate and opinion of legal counsel each stating that all conditions precedent have been complied with; and

•	the trustee has received an opinion of tax counsel confirming that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option to defease and discharge our obligations under the indenture with respect to such series and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.
Modification of the Indenture
      The indenture provides that we and the trustee thereunder may, without the consent of any holders of debt securities, enter into supplemental indentures for the purposes of, among other things:

•	adding to our covenants and making a default of such covenant an event of default;

•	establishing the form or terms of debt securities and adding or changing any provision necessary to permit or facilitate the issuance of a new series of debt securities;

•	evidencing a successor to us or a successor or additional trustee in accordance with the terms of such indenture;

•	conveying, transferring, assigning, mortgaging or pledging any property to or with the trustee; or

•	curing ambiguities, defects or inconsistencies in such indenture.
provided that such action shall not adversely affect the interests of the holders of any series of debt securities in any material respect.
      The indenture contains provisions permitting us, with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all affected series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such indenture or modifying the rights of the holders of the debt securities of such series, except that no such supplemental indenture may, without the consent of the holders of all the outstanding debt securities affected thereby, among other things:

(1) (a) change the fixed maturity of any debt securities, (b) reduce their principal amount or premium, if any, (c) reduce the rate or extend the time of payment of interest or any additional amounts payable on the debt securities, (d) reduce the amount due and payable upon acceleration of the maturity of the debt securities or the amount provable in bankruptcy or (e) make the principal of, or any interest, premium or additional amounts on, any debt security payable in a coin or currency different from that provided in the debt security;

(2) impair the right to initiate suit for the enforcement of any such payment on or after the stated maturity or scheduled redemption date of the debt securities; or

(3) reduce the percentage of debt securities, stated above, required for consent of the holders of the debt securities to any modification described above, or the percentage required for the consent of the holders to waive defaults.
Events of Default
      An event of default in respect of any series of debt securities (unless it is either inapplicable to a particular series or has been modified or deleted with respect to any particular series) is defined in the indenture to be:

(1) a default in the payment of principal of (and premium, if any, on) such series of debt securities when due and payable, whether payable at maturity, upon redemption, by declaration or otherwise;

(2) a default for 30 days in the payment when due of interest or additional amounts, if any, on such series of debt securities;

(3) a default for 90 days after a notice of default with respect to the performance of any other covenant or agreement applicable to the debt securities or contained in the indenture;

(4) a default by us or any Significant Subsidiary in any payment of $10,000,000 or more of principal of or interest on any Debt or in the payment of $10,000,000 or more on account of any guarantee in respect of Debt, beyond any period of grace that the instrument or agreement under which such Debt or guarantee was created (for these purposes, the term “Significant Subsidiary” is defined as any Subsidiary of ours, that, at any time, has at least 5% of the consolidated revenues of Mercer and our Subsidiaries at such time as reflected in our most recent annual audited consolidated financial statements. The terms “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed; and “Subsidiary” means any corporation or other entity of which at least a majority of the outstanding stock or other beneficial interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other entity (irrespective of whether or not at the time stock or other beneficial interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time owned by us, and/or by one or more of our Subsidiaries; and

(5) certain events of bankruptcy, insolvency or reorganization.
      If an event of default described in items (1) through (4) above occurs with respect to any series, the trustee or the holders of at least 25% in aggregate principal amount of all debt securities then outstanding affected by the event of default may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all debt securities of the affected series to be due and payable.
      If any event of default described in item (5) above occurs, the trustee or the holders of at least 25% in aggregate principal amount of all the debt securities then outstanding (voting as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all outstanding debt securities not already due and payable to be due and payable.
      If the principal amount of debt securities has been declared due and payable, the holders of a majority in aggregate principal amount of the outstanding debt securities of the applicable series (or of all the outstanding debt securities) may waive any event of default with respect to that series (or with respect to all outstanding debt securities) and rescind and annul a declaration of acceleration if:

•	we pay, or deposit with the trustee a sum sufficient to pay, all required payments on the debt securities which shall have become due otherwise than by acceleration, with interest, plus certain fees, expenses, disbursements and advances of the trustee; and

•	all defaults under the indenture have been remedied.
      The indenture provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of such series waive any past default under such indenture with respect to such series and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest, if any, on any of the debt securities of such series or (2) in respect of a covenant or provision of such indenture which, under the terms of such indenture, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of such series affected thereby.
      The indenture contains provisions entitling the trustee thereunder, subject to the duty of the trustee during an event of default in respect of any series of debt securities to act with the required standard of care, to be indemnified by the holders of the debt securities of such series before proceeding to exercise any right or power under such indenture at the request of the holders of the debt securities of such series.
      The indenture provides that the trustee will, within 90 days after the occurrence of a default in respect of any series of debt securities, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or additional amounts, if any, on any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series. The term default for the purpose of this provision only means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of such series.
      We will be required to furnish annually to each trustee a certificate as to compliance with all conditions and covenants under the indentures.
Notices
      Except as otherwise provided in the indenture, notices of meetings to holders of bearer securities will be given by publication at least twice in a daily newspaper in the City of New York and in such other city or cities as may be specified in such bearer securities and will be mailed to such persons whose names and addresses were previously filed with the trustee under the applicable indenture, within the time prescribed for the giving of such notice. Notices to holders of registered securities will be given by mail to the addresses of such holders as they appear in the security register.
Global Securities
      The debt securities of a series may be issued in whole or in part as one or more global securities that will be deposited with, or on behalf of, a depositary located in the United States or a common depositary located outside the United States identified in the prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form, and in either temporary or definitive form.
      The specific terms of the depositary arrangement with respect to any debt securities of a series will be described in the prospectus supplement relating to such series.
Limitations on Issuance of Bearer Securities
      Generally, in compliance with United States federal income tax laws and regulations, bearer securities other than bearer securities with a maturity not exceeding one year from the date of issue, may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) or

delivered in connection with their sale during the restricted period in the United States or its possessions or to United States persons (each as defined below) other than to an office located outside the United States or its possessions of a United States financial institution (within the meaning of United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6)) purchasing for its own account or for resale or for the account of certain customers that agrees in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c) (2) (i) (D) (l)(iii)(B). Any underwriters, agents and dealers participating in the offering of debt securities must agree that they will not offer or sell any bearer securities in the United States or its possessions, or to United States persons (other than the financial institutions described above) or deliver bearer securities within the United States or its possessions.
      Bearer securities and their interest coupons will bear a legend substantially to the following effect: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code”. The Internal Revenue Code sections referred to in the legend provide that, with certain exceptions, a United States person holding a bearer security or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on a sale, exchange or redemption of such bearer security or coupon.
      As used in this prospectus, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more United States fiduciaries have the authority to control all substantial decisions. The term “United States” means the United States of America (including the States thereof and the District of Columbia) and “possessions” of the United States include the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.
Concerning the Trustee
      The Trustee assumes no responsibility for this prospectus and has not reviewed or undertaken to verify any information contained in this prospectus.
DESCRIPTION OF CAPITAL STOCK
      Set forth below is a general description of the terms and provisions of our share capital which we may offer and sell by this prospectus which description does not purport to be a complete description of such share capital. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, our Restated Declaration of Trust, as amended, and Trustees’ Regulations, which are incorporated by reference in the registration statement that we filed with the SEC, of which this prospectus is a part. This prospectus and any accompanying prospectus supplement will contain the material terms and conditions for each security. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.
      We are authorized to issue an unlimited number of shares of beneficial interest, $1.00 par value and 50,000,000 preferred shares issuable in series. As of December 9, 2004, there were 18,074,229 shares of beneficial interest and no preferred shares of any series issued and outstanding.

Shares of Beneficial Interest
      Each share of beneficial interest entitles the holder to one vote at a meeting of our shareholders. However, under our Restated Declaration of Trust, as amended, cumulative voting in the election of trustees is not permitted. The shares of beneficial interest are entitled to dividends when, as and if declared by our board of trustees from time to time. Upon our liquidation, dissolution or winding up, the holders of our shares of beneficial interest are entitled to participate pro rata in any distribution of our assets (in cash or in kind or partly each) after the payment of all liabilities, subject to the rights of holders of preferred shares.
Preferred Shares
      We are authorized to issue preferred shares from time to time and to: (i) divide the preferred shares into one or more series; (ii) designate the number of shares of each series and the designation thereof; (iii) fix and determine the relative rights and preferences as between series including, but not limited to, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price and liquidation preferences (if and to the extent that any such rights are to be applicable to any such series); and (iv) amend the relative rights and preferences of any series that is wholly unissued.
      There are 500,000 Series A Junior Participating Preferred Shares, referred to as the “Series A Preferred Shares”, and 3,500,000 Cumulative Retractable Convertible Preferred Shares, Series B, referred to as the “Series B Preferred Shares”, authorized.

Series A Preferred Shares
      The Series A Preferred Shares are entitled to receive, subject to the rights of holders of preferred shares ranking prior to the Series A Preferred Shares, quarterly dividends, when, as and if declared by our trustees, in an amount equal to the greater of (i) $10 or (ii) 100 times the dividends declared on our shares of beneficial interest. We are required to declare a dividend on the Series A Preferred Shares immediately after we declare a dividend on our shares of beneficial interest and all dividends declared are cumulative but do not bear interest.
      In the event that dividends declared on the Series A Preferred Shares are in arrears for six quarterly periods, all holders of our preferred shares with dividends in arrears for six quarterly periods, irrespective of the series, voting as a class, have the right to elect two trustees at a meeting of our shareholders. However, the term of any trustee so elected terminates upon the payment of outstanding dividends. When dividends on the Series A Preferred Shares are in arrears: (i) we cannot declare or pay dividends on, or make any other distribution on, or redeem or purchase, any shares ranking junior to the Series A Preferred Shares; (ii) declare or pay dividends on, or make any other distributions on, any shares ranking on parity with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears on a pro rata basis; (iii) redeem or purchase shares ranking on parity with the Series A Preferred Shares, except that we may redeem or purchase such parity shares in exchange for shares ranking junior to the Series A Preferred Shares; or (iv) purchase any Series A Preferred Shares or shares ranking on parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as our trustees determine in good faith will result in a fair and equitable treatment among the respective shares.
      Upon our liquidation, dissolution or winding up, no distribution may be made to holders of shares ranking junior to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares have received $100 per share plus an amount equal to accrued and unpaid dividends thereon, whether or not declared. Following such payment, holders of Series A Preferred Shares are not entitled to any additional distributions and holders of Series A Preferred Shares and holders of our shares of beneficial interest are entitled to receive a pro rata share of our remaining assets to be distributed.
      In the event that we enter into any consolidation, merger, combination or other transaction in which shares of beneficial interest are exchanged for securities, cash and/or other property, the Series A Preferred Shares shall at the same time be similarly exchanged in an amount per share equal to 100 times the aggregate amount of the securities, cash and/or other property into which each share of beneficial interest is exchanged.

      Each Series A Preferred Share entitles the holder thereof to 100 votes on all matters submitted to a vote of our shareholders.

Series B Preferred Shares
      The Series B Preferred Shares are issuable at a price of $20 per share and are entitled to receive dividends, when, as and if declared by our board of trustees, in priority to the payment of dividends on any shares ranking junior to the Series B Preferred Shares, at up to 4% per annum (but not less than 1%) on the amount paid up on the Series B Preferred Shares. Such dividends are cumulative and are payable in arrears.
      In the event of our liquidation, dissolution or winding up, holders of Series B Preferred Shares are entitled to receive $20 per share plus all accrued and unpaid dividends thereon before any distribution is made to holders of shares ranking junior to the Series B Preferred Shares. Following such payment, holders of Series B Preferred Shares are not entitled to any further distribution of our assets.
      We are entitled from time to time to purchase all or any part of the outstanding Series B Preferred Shares on the open market or otherwise. Holders of Series B Preferred Shares have the right to have all their shares redeemed by us after January 1, 2004 at a price equal to the amount paid up on each such share plus all accrued and unpaid dividends thereon. Holders of Series B Preferred Shares also have the right to convert up to 10% of the issued and outstanding Series B Preferred Shares in any one-year period into shares of beneficial interest at a conversion ratio of $20 per share plus all accrued and unpaid dividends thereon, divided by the issue price of $20 per share.
      As long as any Series B Preferred Shares are outstanding, we may not, without the approval of holders of Series B Preferred Shares, declare or pay or set aside for payment any dividends on any shares ranking junior to the Series B Preferred Shares (other than dividends payable in such junior shares), unless all dividends payable on the Series B Preferred Shares and all other shares ranking on priority with the Series B Preferred Shares with respect to the payment of dividends have been paid or set aside for payment.
      The Series B Preferred Shares are not entitled to receive notice of, to attend or to vote at any meeting of our shareholders.
Rights Plan
      The following summary of certain material provisions of our rights plan is not complete and these provisions, including definitions of certain terms, are qualified by reference to the rights plan on file with the SEC.
      On November 11, 2003, our board of trustees declared a dividend of one preferred stock purchase right for each share of beneficial interest outstanding to our shareholders of record on December 31, 2003. As long as the rights are attached to our shares of beneficial interest, we will issue one right (subject to adjustment) with each new share of beneficial interest we issue so that all shares of beneficial interest will have rights attached. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a Series A Preferred Share at an exercise of $75.00, subject to adjustment. Upon the earlier of ten days following the date that a person or group: (i) acquires 15 percent of the aggregate of our outstanding shares of beneficial interest and shares of beneficial interest issuable upon conversion of our outstanding 8.5% convertible senior subordinated notes as if the then outstanding notes had been fully converted, referred to as the “Issuable Note Shares”; or (ii) announces a tender offer or exchange offer for our outstanding shares of beneficial interest that could result in the offeror becoming the beneficial owner of 15 percent or more of the aggregate of our outstanding shares of beneficial interest and Issuable Note Shares, the rights granted to our shareholders will become exercisable to purchase our shares of beneficial interest at a price substantially discounted from the then applicable market price of our shares of beneficial interest.
      Pursuant to our rights plan, the occurrence of certain events involving a person or group becoming the beneficial owner of 15 percent or more of our outstanding shares of beneficial interest and Issuable Note Shares (subject to limited exceptions) shall constitute a “Triggering Event”. Upon the occurrence of a Triggering Event, the rights shall entitle holders, pursuant to the rights plan, to receive shares of beneficial interest in lieu of preferred shares at a price and upon terms that could cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our trustees.
      These rights could generally discourage a merger or tender offer involving the securities of the Company that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer. The description and terms of the rights are set forth in a rights agreement, dated as of December 23, 2003. Shares issued upon conversion of the notes are subject to the rights plan. The rights agreement will expire on December 31, 2005.
Anti-takeover Provisions

Washington Law
      We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19 which prohibits a Washington corporation, including our Company, from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquired person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the acquired person. Subject to certain exceptions, an “acquired person” is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation’s voting stock.

Declaration of Trust
      Our board of trustees has the authority to issue up to 50,000,000 preferred shares, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of our shares of beneficial interest. The rights of the holders of any preferred shares that may be issued in the future may adversely affect the rights of the holders of the shares of beneficial interest. The issuance of the preferred stock, while providing us with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the shares of beneficial interest, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the shares of beneficial interest. Our board of trustees designated 110,000 shares of preferred stock as Series A Preferred Shares in connection with the implementation of our shareholder rights plan described above.
      Our board of trustees is divided into three classes of trustees with staggered terms. Trustees are elected to three-year terms and the term of one class of trustees expires each year. The existence of a classified board is designed to provide continuity and stability to our management, which results from trustees serving the three-year, rather than one-year terms. The existence of a classified board is also designed to render certain hostile takeovers more difficult. The existence of a classified board may therefore have the effect of making it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of the board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of the board of trustees in a relatively short period of time.
      Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of the shares of beneficial interest.
Transfer Agent and Registrar
      The transfer agent and registrar for our shares of beneficial interest is Mellon Trust Company.

PLAN OF DISTRIBUTION
      We may sell the securities offered by this prospectus and a prospectus supplement from time to time in one or more transactions as follows:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly by us to purchasers; or

•	through a combination of any such methods of sale.
      We, directly or through agents or dealers, may sell, and the underwriters may resell, the securities from time to time in one or more transactions, including:

•	transactions on the Nasdaq National Market or any other organized market where the securities may be traded;

•	in the over-the-counter market;

•	in negotiated transactions; or

•	through a combination of any such methods of sale.
      The securities may be sold at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We will describe the method of distribution of the securities to be sold in the applicable prospectus supplement.
      Agents designated by us from time to time may solicit offers to purchase the securities. We will name any such agent involved in the offer or sale of the securities and set forth any compensation in the form of discounts, concessions or commissions payable by us or our purchasers to such agent in a prospectus supplement relating to any such offer and sale of securities. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter of the securities, as that term is defined in the Securities Act of 1933, as amended.
      If underwriters are used in the sale of securities, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. Such compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price. We will describe any such activities in the prospectus supplement.
      Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange, except for our shares of beneficial interest, which are quoted on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in the securities. We cannot give any assurance as to the liquidity of the trading market for any of the securities we may offer.
      If a dealer is used in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

      We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended with respect to any resale of the securities. The prospectus supplement will describe the terms of any such sales, including the terms of any bidding, auction or other process, if utilized.
      We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.
      The underwriters in our offering of our securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us.
      Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates, may engage in transactions with or perform services for us and our subsidiaries in the ordinary course of their business.
LEGAL MATTERS
      The validity of the securities offered hereby and certain other legal matters in connection with the issuance and sale of the securities will be passed upon for the Company by Heller Ehrman White & McAuliffe LLP, Seattle, Washington.
EXPERTS
      The consolidated financial statements of the Company as at December 31, 2003 and for the year then ended incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The annual audited consolidated balance sheet of the Company as at and for the year ended December 31, 2002 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2002 and 2001 incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003 have been so included in reliance on the report of Peterson Sullivan P.L.L.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
      The annual audited balance sheets of Celgar as at and for the years ended December 31, 2003 and 2002 and the related statements of loss and deficit and cash flows incorporated by reference in this prospectus from the Company’s Current Report on Form 8-K/ A filed on December 10, 2004 have been so included in reliance on the report of Deloitte & Touche LLP, independent registered chartered accountants, given on the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities being offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference rooms. The documents that we have filed with the Canadian securities regulatory authorities are available on the World Wide Web at http://www.sedar.com. Our shares of beneficial interest are quoted on the Nasdaq National Market and are listed on the Toronto Stock Exchange. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C., 20006-1506.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with it. This permits us to disclose important information to you by referring you to those documents. Any information referred in this way is considered part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information, but will not constitute a part of this prospectus. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Proxy Statement on Schedule 14A filed with the SEC on April 29, 2004 excluding the sections entitled “Report of the Trustees on Executive Compensation” and “Performance Graph”;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and

•	Our Current Reports on Form 8-K filed with the SEC on April 28, 2004 (relating to the filing of an employment contract for Jimmy S.H. Lee), July 22, 2004, November 23, 2004 and Form 8-K/ A filed with the SEC on December 10, 2004.
      We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell in any jurisdictions where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide promptly without charge to you, upon written or oral request, a copy of any document incorporated by reference in this, other than exhibits to these documents unless the exhibits are specifically incorporated by reference in these documents. Requests should be directed as follows:

Mercer International Inc.	Mercer International Inc.
14900 Interurban Avenue South	650 West Georgia Street
Suite 282	Suite 2840, P.O. Box 11576
Seattle, Washington	Vancouver, British Columbia
USA 98168	V6B 4N8 Canada
Telephone: (206) 674-4639	Telephone: (604) 684-1099
Attention: Investor Relations	Attention: Investor Relations